The information in this prospectus supplement may change. We may not complete the exchange offers until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus supplement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer is not permitted.




                                               Filed by CoreComm Holdco, Inc.
                                               Pursuant to Rule 425 under
                                               the Securities
                                               Act of 1933, as amended

                                               Subject Company: CoreComm Limited
                                               Commission File No. 333-82400

                                               Date: May 16, 2002

The following prospectus supplement was disseminated by CoreComm Holdco, Inc.:


                              CORECOMM HOLDCO, INC.
                               OFFERS TO EXCHANGE
                  SHARES OF CORECOMM HOLDCO, INC. COMMON STOCK
                   FOR SHARES OF CORECOMM LIMITED COMMON STOCK
                                       AND
              SHARES OF CORECOMM HOLDCO, INC. COMMON STOCK AND CASH
       FOR 6% CONVERTIBLE SUBORDINATED NOTES DUE 2006 OF CORECOMM LIMITED

              THE EXCHANGE OFFERS AND WITHDRAWAL RIGHTS WILL EXPIRE
                AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MAY 21,
                             2002, UNLESS EXTENDED.

         In connection with CoreComm Holdco, Inc.'s preliminary prospectus which forms a part of CoreComm Holdco's Registration Statement on Form S-4 filed with the Securities and Exchange Commission on February 8, 2002, as amended by Amendment No. 1 to Form S-4, dated April 15, 2002, and Amendment No. 2 to Form S-4, dated May 15, 2002, this prospectus supplement includes (1) CoreComm Limited's Form 10-Q for the period ended March 31, 2002, as filed with the Securities and Exchange Commission on May 15, 2002, and (2) the section of the preliminary prospectus entitled "The Exchange Offers," which has been updated.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                     ***
         The references to the exchange offers contained in this prospectus supplement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of shares of common stock of CoreComm Holdco in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Investors and security holders are urged to read the following documents, including amendments that may be made to them, regarding the exchange offers because they contain important information:

         - CoreComm Holdco's preliminary prospectus, prospectus supplements and final prospectus;

         - CoreComm Holdco's registration statement on Form S-4, containing such documents and other information; and

         -        CoreComm Holdco's Schedule TO.

         These documents and amendments and supplements to these documents have been and will continue to be filed, as they may be amended and supplemented, with the Securities and Exchange Commission. When these and other documents are filed with the SEC, they may be obtained free at the

SEC's web site at www.sec.gov. You may also obtain for free each of these documents, when available, from CoreComm Holdco by directing your request to the number listed below.

         For further information regarding the exchange offers, including obtaining additional copies of the exchange offer materials, we encourage you to contact the information agent:

                             D. F. King & Co., Inc.
                                 77 Water Street
                            New York, New York 10005
                 Banks and Brokers Call Collect: (212) 269-5550
                    All Others Call Toll-free: (800) 848-2998


             The date of this prospectus supplement is May 15, 2002

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 10-Q

[X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the quarterly period ended March 31, 2002 OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


Commission File No.        000-31359


                                CORECOMM LIMITED
             (Exact name of registrant as specified in its charter)

                 Delaware                                                       23-3032245
(State or other jurisdiction of incorporation                          (I.R.S. Employer Identification No.)
             or organization)


110 East 59th Street, New York, New York                                           10022
(Address of principal executive offices)                                        (Zip Code)


                                 (212) 906-8485
              (Registrant's telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes /X/    No / /

The number of shares outstanding of the issuer's common stock as of March 31, 2002 was 141,655,388.

                        CoreComm Limited and Subsidiaries

                                      Index

PART I.  FINANCIAL INFORMATION                                             Page
                                                                           ----
Item 1.  Financial Statements
         Condensed Consolidated Balance Sheets -
            March 31, 2002 (Unaudited) and December 31, 2001 ..........      2
         Condensed Consolidated Statements of Operations -
            Three months ended March 31, 2002 and 2001 (Unaudited) ....      3
         Condensed Consolidated Statement of Shareholders' Deficiency -
            Three months ended March 31, 2002 (Unaudited) .............      4
         Condensed Consolidated Statements of Cash Flows -
            Three months ended March 31, 2002 and 2001 (Unaudited) ....      5
         Notes to Unaudited Condensed Consolidated Financial Statements      6

Item 2.  Management's Discussion and Analysis of Results of
             Operations and Financial Condition .......................     19

Item 3.  Quantitative and Qualitative Disclosures about Market Risk ...     25

PART II. OTHER INFORMATION

Item 1.  Legal Proceedings ............................................     26

Item 3.  Defaults upon Senior Securities ..............................     29

Item 5.  Other Information ............................................     30

Item 6.  Exhibits and Reports on Form 8-K .............................     31

SIGNATURES ............................................................     32

Corecomm Holdco. Inc. and Subsidiaries Index to Financial Information .     S-1

                        CoreComm Limited and Subsidiaries


PART I.  FINANCIAL INFORMATION

ITEM 1.  FINANCIAL STATEMENTS

                      Condensed Consolidated Balance Sheets

                                                                                               MARCH 31,            DECEMBER 31,
                                                                                                 2002                  2001
                                                                                           ---------------      ---------------
                                                                                                (Unaudited)            (See Note)
ASSETS
Current assets:
   Cash and cash equivalents                                                               $       472,000      $       109,000
   Other                                                                                            37,000               45,000
                                                                                           ---------------      ---------------
Total current assets                                                                               509,000              154,000


Fixed assets, net                                                                                  113,000              146,000
Investment in CoreComm Holdco                                                                    2,236,000            3,863,000
Other, net of accumulated amortization of $2,503,000 (2002) and
   $2,251,000 (2001)                                                                             6,653,000            8,260,000
                                                                                           ---------------      ---------------
                                                                                           $     9,511,000      $    12,423,000
                                                                                           ===============      ===============
LIABILITIES AND SHAREHOLDERS' DEFICIENCY
Current liabilities:
  Accounts payable                                                                         $       959,000      $       959,000
  Accrued expenses                                                                                 348,000              419,000
  Due to NTL Incorporated                                                                          209,000              209,000
  Due to CoreComm Holdco                                                                        31,834,000           24,112,000
  Current portion of long-term debt                                                              4,750,000                   --
                                                                                           ---------------      ---------------
Total current liabilities                                                                       38,100,000           25,699,000

Long-term debt, including $258,087,000 (2002) and $256,874,000 (2001)
   due to CoreComm Holdco                                                                      258,087,000          261,624,000

Commitments and contingent liabilities

Shareholders' deficiency:
  Series preferred stock - $.01 par value, authorized 5,000,000 shares:
     Series A, liquidation preference $56,750,000; issued and outstanding
        51,000 shares                                                                                   --                   --
     Series B, liquidation preference $268,187,000; issued and outstanding
        250,000 shares                                                                               3,000                3,000
     Series C, none issued or outstanding                                                               --                   --
  Common stock - $.01 par value, authorized 600,000,000 shares; issued and outstanding
    141,655,000 shares                                                                           1,417,000            1,417,000
Additional paid-in capital                                                                     782,922,000          787,434,000
Deficit                                                                                     (1,060,444,000)      (1,053,180,000)
                                                                                           ---------------      ---------------
                                                                                              (276,102,000)        (264,326,000)
Treasury stock at cost, 1,329,000 shares                                                       (10,574,000)         (10,574,000)
                                                                                           ---------------      ---------------
                                                                                              (286,676,000)        (274,900,000)
                                                                                           ---------------      ---------------
                                                                                           $     9,511,000      $    12,423,000
                                                                                           ===============      ===============

Note: The balance sheet at December 31, 2001 has been derived from the audited balance sheet at that date.

See accompanying notes.

                        CoreComm Limited and Subsidiaries


                 Condensed Consolidated Statements of Operations
                                   (Unaudited)



                                                  THREE MONTHS ENDED MARCH 31,
                                                    2002               2001
                                                -------------      -------------

REVENUES                                        $     108,000      $  72,937,000

COSTS AND EXPENSES
Operating                                                  --         63,520,000
Selling, general and administrative                    68,000         31,599,000
Corporate                                                  --          3,894,000
Non-cash compensation                                      --          3,234,000
Other charges                                              --            119,000
Asset impairments                                          --        167,599,000
Depreciation                                           33,000         12,045,000
Amortization                                               --         31,511,000
                                                -------------      -------------
                                                      101,000        313,521,000
                                                -------------      -------------
Operating income (loss)                                 7,000       (240,584,000)

OTHER INCOME (EXPENSE)
Interest income and other, net                          7,000            776,000
Equity in net loss of CoreComm Holdco              (1,627,000)                --
Interest expense                                   (5,651,000)        (9,838,000)
                                                -------------      -------------
Loss before income tax provision                   (7,264,000)      (249,646,000)
Income tax provision                                       --            (15,000)
                                                -------------      -------------
Net loss                                        $  (7,264,000)     $(249,661,000)
                                                =============      =============

Basic and diluted net loss per common share     $       (0.09)     $       (3.58)
                                                =============      =============


See accompanying notes.

                        CoreComm Limited and Subsidiaries


          Condensed Consolidated Statement of Shareholders' Deficiency
                                   (Unaudited)




                                 SERIES A PREFERRED         SERIES B
                                       STOCK             PREFERRED STOCK                COMMON STOCK              ADDITIONAL
                                 ------------------     ----------------            --------------------           PAID-IN
                                 SHARES       PAR       SHARES       PAR            SHARES           PAR           CAPITAL
                                 ------------------------------------------------------------------------------------------------
Balance, December 31, 2001         51,000    $ --       250,000    $ 3,000        141,655,000    $ 1,417,000     $ 787,434,000
Accreted dividends on
   preferred stock                                                                                                  (4,512,000)
Net loss
                                 ------------------------------------------------------------------------------------------------
Balance, March 31, 2002            51,000    $ --       250,000    $ 3,000        141,655,000    $ 1,417,000     $ 782,922,000
                                 ================================================================================================


                                                         TREASURY STOCK
                                                    ---------------------------
                                   DEFICIT           SHARES         AMOUNT
                                -----------------------------------------------
Balance, December 31, 2001      $(1,053,180,000)    (1,329,000)   $(10,574,000)
Accreted dividends on
   preferred stock
Net loss                             (7,264,000)
                                -----------------------------------------------
Balance, March 31, 2002         $(1,060,444,000)    (1,329,000)   $(10,574,000)
                                ===============================================


See accompanying notes.

                        CoreComm Limited and Subsidiaries


                 Condensed Consolidated Statements of Cash Flows
                                   (Unaudited)


                                                            THREE MONTHS ENDED MARCH 31,
                                                               2002             2001
                                                           ------------     ------------

Net cash provided by (used in) operating activities        $    363,000     $(19,208,000)

INVESTING ACTIVITIES
Purchase of fixed assets                                             --         (530,000)
Proceeds from sales of marketable securities                         --        4,775,000
                                                           ------------     ------------
Net cash provided by investing activities                          --        4,245,000

FINANCING ACTIVITIES
Proceeds from borrowing, net of financing costs                      --        9,736,000
Proceeds from exercise of stock options and warrants                 --            4,000
Principal payments                                                   --       (4,299,000)
Principal payments of capital lease obligations                      --       (4,560,000)
                                                           ------------     ------------
Net cash provided by financing activities                            --          881,000
                                                           ------------     ------------
Increase (decrease) in cash and cash equivalents                363,000      (14,082,000)
Cash and cash equivalents at beginning of period                109,000       25,802,000
                                                           ------------     ------------
Cash and cash equivalents at end of period                 $    472,000     $ 11,720,000
                                                           ============     ============

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
 Cash paid for interest                                    $         --     $  1,110,000
                                                           ============     ============
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING ACTIVITIES
 Liabilities incurred to acquire fixed assets              $         --     $  3,703,000
                                                           ============     ============


See accompanying notes.

                        CoreComm Limited and Subsidiaries


              Notes to Condensed Consolidated Financial Statements
                                   (Unaudited)

NOTE 1.  BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information pursuant to the rules and regulations of the SEC. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months ended March 31, 2002 are not necessarily indicative of the results that may be expected for the year ending December 31, 2002. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company's annual report on Form 10-K for the year ended December 31, 2001.

The Company's only material asset is its ownership of approximately 13% of the outstanding capital stock of CoreComm Holdco, Inc., referred to as CoreComm Holdco. The Company owned 100% of the outstanding capital stock of CoreComm Holdco until the consummation of transactions as part of the Holdco recapitalization in December 2001. CoreComm Holdco provides integrated local and toll-related telephone, Internet and high-speed data services to business and residential customers located principally in Pennsylvania, Ohio, New Jersey, Michigan, Wisconsin, Maryland, Illinois, New York, Virginia, Delaware, Massachusetts, Washington, D.C. and Indiana.

Effective with the completion of the first phase of the Holdco recapitalization on December 28, 2001, the Company began accounting for its ownership of approximately 13% of the outstanding shares of CoreComm Holdco using the equity method. The Company consolidated CoreComm Holdco prior to that date. This transition from consolidation to equity method accounting is referred to as the deconsolidation in the consolidated financial statements. As a result of the deconsolidation, the assets and liabilities of CoreComm Holdco are not included in the Company's consolidated balance sheet at December 31, 2001. In addition, the results of operations and cash flows of CoreComm Holdco, which represented substantially all of the Company's operations and cash flows, are not included in the Company's consolidated statement of operations and statement of cash flows beginning January 1, 2002.

The Company has a liquidity problem that raises substantial doubt about its ability to continue as a going concern. The Company intends to resolve its liquidity problem through the completion of the Holdco recapitalization exchange offers, although the exchange offers may not be completed.

NOTE 2.  HOLDCO RECAPITALIZATION

In April 2001, the Company completed a reevaluation of its business plan in light of current market conditions and made significant modifications to its plans. The Company streamlined its strategy and operations to focus on its two most successful and promising lines of business. The first is integrated communications products and other high bandwidth/data/web-oriented services for the business market. The second is bundled local telephony and Internet products efficiently sold, serviced and provisioned via Internet-centric interfaces to the residential market.

                        CoreComm Limited and Subsidiaries

                                   (Unaudited)

NOTE 2.           HOLDCO RECAPITALIZATION (CONTINUED)

Also in April 2001, the Company commenced a process to potentially sell its assets and businesses that are not directly related to its competitive local exchange carrier, referred to as CLEC, business, and retained advisors for the purpose of conducting this sale. At the time, the Company's CLEC assets and businesses were CoreComm Holdco's local and toll-related telephone services that compete with the incumbent local exchange carrier, referred to as ILEC.

In October 2001, the Company and CoreComm Holdco commenced the Holdco recapitalization. The Company entered into agreements with numerous holders of its 6% Convertible Subordinated Notes Due 2006 whereby the holders agreed, among other things, to exchange their notes for the amount of the October 1, 2001 interest payment of $4.8 million in the aggregate in cash and shares of CoreComm Holdco common stock. The exchange was completed in December 2001, including the payment of the $4.8 million by the Company.

On December 28, 2001, CoreComm Holdco completed the first phase of the Holdco recapitalization, which was the exchange of shares of its common stock for substantial amounts of the outstanding indebtedness of CoreComm Holdco, substantial amounts of the outstanding indebtedness of the Company and CoreComm Holdco as co-obligors and all of the outstanding preferred stock of the Company.

The following summarizes the indebtedness and preferred stock that was exchanged for shares of CoreComm Holdco's common stock in December 2001:

                                                                                               PRINCIPAL AMOUNT OR
            DESCRIPTION                        DATE ISSUED                ISSUER             STATED VALUE WHEN ISSUED
---------------------------------------------------------------------------------------------------------------------
10.75% Unsecured Convertible PIK Notes                                 CoreComm Holdco and
   due 2011                                    April 2001              the Company              $10.0 million

10.75% Senior Unsecured  Convertible PIK                               CoreComm Holdco and
   Notes Due 2010                              December 2000           the Company              $16.1 million

Senior Unsecured Notes Due
   September 29, 2003                          September 2000          The Company              $108.7 million

6% Convertible Subordinated Notes
   Due 2006                                    October 1999            The Company              $175.0 million (1)

Series A and Series A-1 Preferred Stock        September 2000          The Company              $51.1 million

Series B Preferred Stock                       September 2000          The Company              $250.0 million

(1) $164.75 million was outstanding as of December 2001, of which $160 million was exchanged.

                        CoreComm Limited and Subsidiaries

                                   (Unaudited)

NOTE 2.           HOLDCO RECAPITALIZATION (CONTINUED)

As a result of the completed exchanges in December 2001, approximately 87% of CoreComm Holdco's outstanding shares, or 26,056,806 shares, are owned by the former holders of indebtedness of the Company and CoreComm Holdco and the former holders of preferred stock of the Company, and approximately 13% of CoreComm Holdco's outstanding shares, or 3,943,248 shares, continue to be held by the Company.

As part of the second phase of the Holdco recapitalization, on February 8, 2002, CoreComm Holdco launched registered public exchange offers whereby it is offering to exchange shares of CoreComm Holdco common stock which will have been registered under the Securities Act of 1933, as amended, pursuant to a Form S-4 registration statement to all holders of the Company's common stock and all remaining holders of the Company's 6% Convertible Subordinated Notes due 2006 for their shares of the Company's common stock and their notes, respectively. As soon as practicable after accepting at least 90% of the oustanding shares of the Company's common stock in the exchange offers, CoreComm Holdco plans to transfer all such shares to a newly formed, wholly-owned subsidiary and to merge this subsidiary into the Company with the Company surviving the merger as a wholly-owned subsidiary of CoreComm Holdco.

As a result of the first phase of the Holdco recapitalization, CoreComm Holdco holds $160 million principal amount of the Company's 6% Convertible Subordinated Notes, approximately $105.7 million principal amount of the Company's Senior Unsecured Notes and all of the Company's outstanding preferred stock. The Company has agreed that it will surrender to CoreComm Holdco the number of shares of CoreComm Holdco common stock that CoreComm Holdco issues in the exchange offers and the merger. (Therefore, if the merger is completed, the Company will own no common stock of CoreComm Holdco, and thus will own no material assets, since CoreComm Holdco common stock is the Company's only material asset.) In exchange for the Company surrendering such shares of CoreComm Holdco common stock, the Company and CoreComm Holdco have agreed to waivers and amendments to delay the Company from having to make any payments with respect to these securities. If such a merger does not occur, the Company does not anticipate that it will have the financial resources to meet the obligations under its notes and preferred stock if CoreComm Holdco requires it to do so.

Under the exchange offers, those shareholders and noteholders who exchange their shares and notes, respectively, will receive shares of CoreComm Holdco, and would no longer have securities of the Company.

The Company may lack the resources to meet the obligations of the remaining $4.75 million principal amount of 6% Convertible Subordinated Notes that are not held by CoreComm Holdco. The Company also remains a party liable under the $156.1 million senior secured credit facility, has no right to withdraw any additional money under that facility, and does not expect to be able to raise additional financing in the foreseeable future.

                        CoreComm Limited and Subsidiaries

                                   (Unaudited)

NOTE 2.           HOLDCO RECAPITALIZATION (CONTINUED)

On December 17, 2001, Nasdaq granted the Company an exception to Nasdaq's stockholder approval requirements permitting the Holdco recapitalization to proceed without a vote of the Company's stockholders because requiring a stockholder vote would seriously jeopardize the Company's financial viability. Pursuant to conversations with Nasdaq, the Company and CoreComm Holdco intend to transfer the Company's current listing to CoreComm Holdco following successful completion of the exchange offers. The Company cannot predict whether remaining shares of the Company's common stock will continue to trade publicly thereafter.

On February 14, 2002, the Company received written notification from Nasdaq indicating that it failed to comply with the minimum market value of publicly held shares and minimum bid price requirements for continued listing on the Nasdaq National Market. The Company has until May 15, 2002 to regain compliance. If the Holdco recapitalization is not successfully completed and the Company does not regain compliance by this date, Nasdaq stated that it will then provide the Company with written notification that its common stock will be delisted from the Nasdaq National Market. The Company has not yet determined what actions will be taken if it receives this written notification. If the Company's common stock is delisted from the Nasdaq National Market, shares may trade in the over-the-counter market and price quotations may be reported by other sources. The extent of the public market and the availability of quotations for shares of the Company's common stock would, however, depend upon the number of holders of shares remaining at that time, the interest in maintaining a market in shares of the common stock on the part of securities firms, the possible termination of registration of the shares under the Securities Exchange Act of 1934, and other factors.

NOTE 3.           RECENT ACCOUNTING PRONOUNCEMENTS

In August 2001, the Financial Accounting Standards Board, referred to as FASB, issued Statement of Financial Accounting Standards, referred to as SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," effective for the Company on January 1, 2002. This Statement supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and other related accounting guidance. The adoption of this new standard had no significant effect on the results of operations, financial condition or cash flows of the Company.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," effective for the Company on January 1, 2003. This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible fixed assets and the associated asset retirement costs. The Company is in the process of evaluating the financial statement impact of the adoption of SFAS No. 143.

                        CoreComm Limited and Subsidiaries

                                   (Unaudited)

NOTE 3.           RECENT ACCOUNTING PRONOUNCEMENTS (CONTINUED)

In June 2001, the FASB issued SFAS No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method is no longer permitted. SFAS No. 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination that is completed after June 30, 2001. SFAS No. 142 ends the amortization of goodwill and indefinite-lived intangible assets. Instead, these assets must be reviewed annually (or more frequently under certain conditions) for impairment in accordance with this statement. This impairment test uses a fair value approach rather than the undiscounted cash flow approach previously required by SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The Company adopted SFAS No. 142 on January 1, 2002. The adoption of this new standard had no significant effect on the results of operations, financial condition or cash flows of the Company.

NOTE 4.           ASSET IMPAIRMENTS

At March 31, 2001, the Company reduced the carrying amount of goodwill related to two of its acquisitions by $167,599,000. In connection with the reevaluation of its business plan and the decision to sell its non-CLEC assets and business announced in April 2001, the Company was required to report all long-lived assets and identifiable intangibles to be disposed of at the lower of carrying amount or estimated fair value less cost to sell. The carrying amount of goodwill related to these acquisitions was eliminated before reducing the carrying amounts of other assets. The estimated fair value of these businesses was determined based on information provided by the investment bank retained for the purpose of conducting this sale.

NOTE 5.  INVESTMENT IN CORECOMM HOLDCO

Effective with the completion of the first phase of the Holdco recapitalization on December 28, 2001, the Company began accounting for its ownership of approximately 13% of the outstanding shares of CoreComm Holdco using the equity method. The Company consolidated CoreComm Holdco prior to that date.

Following is the Company's investment in CoreComm Holdco:

Balance at December 31, 2001                                         $3,863,000
Equity in net loss of CoreComm Holdco (unaudited)                    (1,627,000)
                                                                     ----------
Balance at March 31, 2002 (unaudited)                                $2,236,000
                                                                     ==========

                        CoreComm Limited and Subsidiaries

                                   (Unaudited)

NOTE 5.  INVESTMENT IN CORECOMM HOLDCO (CONTINUED)

Following is the condensed financial information of CoreComm Holdco and subsidiaries as of March 31, 2002 and December 31, 2001 and for the three months ended March 31, 2002 and 2001:

                      Condensed Consolidated Balance Sheets

                                                   MARCH 31,      DECEMBER 31,
                                                     2002             2001
                                                  (UNAUDITED)
                                                 ------------     ------------
ASSETS
Current assets                                   $ 64,587,000     $ 61,556,000
Fixed assets, net                                  80,339,000       86,722,000
Intangible assets, net                            182,462,000      183,749,000
Other assets, net                                  14,746,000       15,256,000
                                                 ------------     ------------
                                                 $342,134,000     $347,283,000
                                                 ============     ============
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities                              $152,312,000     $145,350,000
Long-term debt and capital lease obligations      172,943,000      172,541,000
Shareholders' equity                               16,879,000       29,392,000
                                                 ------------     ------------
                                                 $342,134,000     $347,283,000
                                                 ============     ============


                 Condensed Consolidated Statements of Operations
                                   (unaudited)

                                           THREE MONTHS ENDED MARCH 31,
                                            2002                  2001
                                        -------------      -------------
REVENUES                                $  74,311,000      $  72,811,000

COSTS AND EXPENSES
Operating                                  48,038,000         63,520,000
Selling, general and administrative        22,313,000         30,795,000
Corporate                                   1,698,000          2,098,000
Non-cash compensation                              --          3,234,000
Recapitalization costs                      1,182,000                 --
Other charges                                      --            119,000
Asset impairments                                  --        167,599,000
Depreciation                                8,881,000         12,012,000
Amortization                                1,287,000         31,509,000
                                        -------------      -------------
                                           83,399,000        310,886,000
                                        -------------      -------------
Operating loss                             (9,088,000)      (238,075,000)

OTHER INCOME (EXPENSE)
Interest income and other, net                134,000            664,000
Interest expense                           (3,559,000)        (4,141,000)
                                        -------------      -------------
Net loss                                $ (12,513,000)     $(241,552,000)
                                        =============      =============

                        CoreComm Limited and Subsidiaries

                                   (Unaudited)

NOTE 6.           FIXED ASSETS

Fixed assets consist of:

                                    MARCH 31,     DECEMBER 31,
                                      2002           2001
                                  (Unaudited)
                                   ---------      ---------
Computer hardware and software     $ 386,000      $ 386,000
Other equipment                       10,000         10,000
                                   ---------      ---------
                                     396,000        396,000
Accumulated depreciation            (283,000)      (250,000)
                                   ---------      ---------
                                   $ 113,000      $ 146,000
                                   =========      =========

NOTE 7.           ACCRUED EXPENSES

Accrued expenses consist of:

                                  MARCH 31,   DECEMBER 31,
                                    2002         2001
                                (Unaudited)
                                  --------     --------
Taxes, including income taxes     $205,000     $205,000
Interest                           143,000      214,000
                                  --------     --------
                                  $348,000     $419,000
                                  ========     ========


NOTE 8.           LONG-TERM DEBT

Long-term debt consists of:

                                        MARCH 31,      DECEMBER 31,
                                          2002            2001
                                      (Unaudited)
                                      ------------     ------------
6% Convertible Subordinated Notes     $164,750,000     $164,750,000
Senior Unsecured Notes Due 2003,
  less unamortized discount of
  $7,592,000 (2002) and
  $8,805,000 (2001)                     98,087,000       96,874,000
                                      ------------     ------------
                                       262,837,000      261,624,000
Less current portion                     4,750,000               --
                                      ------------     ------------
                                      $258,087,000     $261,624,000
                                      ============     ============


At March 31, 2002, all of the Senior Unsecured Notes Due 2003 and $160,000,000 aggregate principal amount of the 6% Convertible Subordinated Notes were held by CoreComm Holdco.

The interest payment that was due under the outstanding 6% Convertible Subordinated Notes on April 1, 2002 has not been made and the Company is in default under these notes. The consideration we are offering in our exchange offer for the 6% Convertible Subordinated Notes includes $30.00 in cash, which represents the April 1, 2002 interest payment, for each $1,000 in principal amount outstanding.

                        CoreComm Limited and Subsidiaries

                                   (Unaudited)

NOTE 9.           RELATED PARTY TRANSACTIONS

The balance due to CoreComm Holdco at March 31, 2002 includes 6% Convertible Subordinated Notes and Senior Unsecured Notes Due 2003 interest payable of $8,238,000 and preferred stock dividends payable of $23,850,000, net of other amounts due from CoreComm Holdco of $254,000.

Some of the officers and directors of the Company are also officers or directors of NTL Incorporated, referred to as NTL. NTL provided CoreComm Holdco with management, financial, legal and technical services, access to office space and equipment and use of supplies. Amounts charged to CoreComm Holdco by NTL consisted of salaries and direct costs allocated to CoreComm Holdco where identifiable, and a percentage of the portion of NTL's corporate overhead, which cannot be specifically allocated to NTL. It is not practicable to determine the amounts of these expenses that would have been incurred had the Company operated as an unaffiliated entity. In the opinion of management, this allocation method is reasonable. For the three months ended March 31, 2001, NTL charged CoreComm Holdco $104,000, which is included in corporate expenses. NTL did not provide any services to the Company during the three months ended March 31, 2002.

Until August, 2001, CoreComm Holdco provided NTL with access to office space and equipment and the use of supplies. It is not practicable to determine the amounts of these expenses that would have been incurred had CoreComm Holdco operated as an unaffiliated entity. In the opinion of management, this allocation method is reasonable. For the three months ended March 31, 2001, CoreComm Holdco charged NTL $67,000, which reduced corporate expenses.

CoreComm Holdco provides billing and software development services to subsidiaries of NTL. General and administrative expenses were reduced by $467,000 for the three months ended March 31, 2001, as a result of these charges.

NOTE 10. OTHER CHARGES

Other charges of $119,000 for the three months ended March 31, 2001 are for adjustments relating to the Company's announcement in December 2000 of a reorganization of certain of its operations. These charges include additional employee severance and related costs of $351,000, offset by a reversal of the lease exit provision of $232,000.

NOTE 11. NON-CASH COMPENSATION

In April 2000, the Compensation and Option Committee of the Board of Directors approved the issuance of options to purchase approximately 2,747,000 shares of the Company's common stock to various employees at an exercise price of $14.55, which was less than the fair market value of the Company's common stock on the date of the grant. In accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," in April 2000, the Company recorded a non-cash compensation expense of approximately $29.0 million and a non-cash deferred expense of approximately $31.3 million. From January 1, 2001 to March 31, 2001, $3.2 million of the deferred non-cash compensation was charged to expense.

                        CoreComm Limited and Subsidiaries

                                   (Unaudited)

NOTE 12. NET LOSS PER COMMON SHARE

The following table sets forth the computation of basic and diluted net loss per common share:

                                                             THREE MONTHS ENDED MARCH 31,
                                                               2002               2001
                                                          -------------      -------------
Numerator:
Net loss                                                  $  (7,264,000)     $(249,661,000)
Preferred stock dividend                                     (4,512,000)        (4,417,000)
Preferred stock accretion to
   Redemption value                                          (1,192,000)        (1,117,000)
                                                          -------------      -------------
Loss available to common
   Shareholders                                             (12,968,000)      (255,195,000)
                                                          -------------      -------------

Denominator for basic and diluted net loss per common
   share                                                    140,327,000         71,232,000
                                                          -------------      -------------

Basic and diluted net loss per common share               $       (0.09)     $       (3.58)
                                                          =============      =============

The shares issuable upon the exercise of stock options and warrants and upon the conversion of convertible securities are excluded from the calculation of net loss per common share as their effect would be antidilutive. At March 31, 2002, the Company had 93.4 million shares issuable upon the exercise of stock options and warrants and the conversion of convertible securities.

NOTE 13. COMMITMENTS AND CONTINGENT LIABILITIES

Fiberstream, Inc. ("FiberCo"), a wholly-owned subsidiary of the Company, has an obligation under an agreement with the City of New York to pay an annual franchise fee in the amount of the greater of (a) 5% of gross revenue (as defined in the agreement) or (b) $200,000. Estimated quarterly payments begin the earlier of (a) the date that FiberCo completes construction of its initial backbone or (b) November 2002. Additionally, FiberCo has an obligation to provide equipment, cash or services to the City of New York with a value of not more than $100,000 over 15 years.

LEGAL PROCEEDINGS

The Company is involved in various disputes, arising in the ordinary course of its business, which may result in pending or threatened litigation. None of these matters are expected to have a material adverse effect on the Company's financial position, results of operations or cash flows. However, certain of these matters, if resolved unfavorably to us, could have a material adverse effect on the Company's business, financial condition and/or results of operations:

                        CoreComm Limited and Subsidiaries

                                   (Unaudited)

NOTE 13. COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED)


         - CoreComm Newco, Inc., an indirect, wholly-owned subsidiary of CoreComm Holdco, is currently in litigation with Ameritech Ohio, a supplier from whom it purchases telecommunications products and services, over the adequacy of Ameritech's performance under a 1998 contract between CoreComm Newco and Ameritech, and related issues. This litigation began in June 2001 when Ameritech threatened to stop processing new orders following the Company's exercise of its right under the contract to withhold payments for Ameritech's performance failures. In response to this threat, the Company sought and received an order from an official of the Public Utilities Commission of Ohio barring Ameritech from refusing to process new CoreComm orders. Ameritech has appealed that order to the PUCO and the appeal is still pending.

              On July 5, 2001, Ameritech filed a claim with the PUCO seeking payment from the Company of approximately $8,600,000 allegedly owed under the contract. On August 8, 2001, Ameritech filed a second claim against CoreComm Limited in Ohio state court, seeking an additional approximately $4,300,000 in allegedly improperly withheld amounts. On August 28, 2001, the Company exercised its right to remove the state court claim to the United States District Court for the Northern District of Ohio, and the parties then stipulated to a consolidation of both of Ameritech's claims in the United States District Court. To consolidate the two claims, on October 9, 2001, Ameritech filed an amended complaint in the United States District Court, seeking a total of approximately $14,400,000.

              On December 26, 2001, CoreComm Newco filed its answer to Ameritech's amended complaint and simultaneously filed three counterclaims against Ameritech and some of its affiliates, alleging breach of contract, antitrust violations, and fraudulent or negligent misrepresentation. In lieu of filing an answer to CoreComm Newco's counterclaims, Ameritech filed a series of motions on March 25, 2002, asking the Court to dismiss several of CoreComm Newco's counterclaims. On April 17, 2002, CoreComm Newco filed its opposition to Ameritech's requests for dismissal and these items are now pending before the court for disposition.

              The Company believes that CoreComm Newco has meritorious defenses to Ameritech's amended complaint, and that the amount currently in dispute is substantially less than the $14,400,000 claimed in Ameritech's amended complaint. For example, the figure specified in Ameritech's complaint does not account for (a) more than $5.2 million in refunds that Ameritech contends it has already credited to CoreComm Newco's accounts since the filing its complaint, and
              (b) payments that were made by CoreComm Newco in the ordinary course after the time of Ameritech's submission. However, the Company cannot be certain how or when the matter will be resolved. The Company also believes that, to the extent Ameritech prevails with respect to any of its claims, Ameritech's award may be offset in whole or in part by amounts that CoreComm Newco is seeking to obtain from Ameritech under its counterclaims. However, it is impossible at this time to predict the outcome of the litigation.

                        CoreComm Limited and Subsidiaries

                                   (Unaudited)

NOTE 13. COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED)


         - On March 7, 2002, CoreComm Massachusetts, Inc. (an operating subsidiary of CoreComm Holdco) filed a complaint and request for temporary restraining order against Verizon New England d/b/a Verizon Massachusetts seeking to prevent Verizon from proceeding with its threat to implement an embargo on the ability of CoreComm Massachusetts to place orders for new services pending the resolution of a dispute between the parties over the legitimacy of various charges billed by Verizon in that state. On March 13, 2002, the court denied CoreComm's request for a TRO and Verizon proceeded to implement the threatened service embargo. On April 1, 2002 Verizon filed an answer to CoreComm's complaint along with counterclaims seeking approximately $1.4 million in payment for allegedly past due charges. On April 10, 2002, CoreComm Massachusetts filed an answer to these counterclaims denying the accuracy of Verizon's contentions. The Company does not believe that the embargo will have a material adverse affect on its business, financial condition and/or operating results, and CoreComm Massachusetts intends to defend itself vigorously and pursue all available claims and defenses. However, it is impossible at this time to predict the outcome of this litigation.

         - On December 3, 2001, General Electric Capital Corp. filed a lawsuit in the Circuit Court of Cook County, Illinois against the Company and MegsINet, Inc., an indirect subsidiary of CoreComm Holdco, seeking approximately $8 million in allegedly past due amounts and the return of equipment under a capital equipment lease agreement between Ascend and MegsINet. GECC is seeking all amounts allegedly owed under the lease as well as repossession of the equipment. On February 19, 2002, the defendants filed a motion to dismiss several of GECC's claims. In response, GECC withdrew its original complaint and on May 1, 2002 filed an amended complaint, naming CoreComm Holdco as an additional defendant. Defendants' response to dismiss the amended complaint is presently due on June 5, 2002. Concurrently, on April 12, 2002, GECC filed a second complaint in the Circuit Court of Cook County, Illinois against MegsINet, the Company and CoreComm Holdco seeking a court order allowing it to take repossession of its alleged equipment. After a hearing on the matter following defendants' opposition, GECC withdrew its complaint and filed a new action on May 3, 2002, in an effort to supply the court with additional information regarding its alleged rights to the equipment. Defendant's response to dismiss the May 3 complaint is currently due on or before May 23, 2002. Defendants intend to defend themselves vigorously against both complaints and to pursue all available claims and defenses. However, it is impossible at this time to predict the outcome of the litigation.

                        CoreComm Limited and Subsidiaries

                                   (Unaudited)

NOTE 13. COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED)


         - On May 25, 2001, KMC Telecom, Inc. and some of its operating subsidiaries filed an action in the Supreme Court of New York for New York County against the Company, Cellular Communications of Puerto Rico, Inc., CoreComm New York, Inc. and MegsINet, Inc. On that same date, KMC filed the same cause of action in the Circuit Court of Cook County, IL. Upon defendant's Motion to Stay the New York action, KMC voluntarily dismissed the Illinois litigation and the matter is currently proceeding in New York. KMC contends that it is owed approximately $2 million, primarily in respect of alleged early termination liabilities, under a services agreement and a co-location agreement with MegsINet. The defendants have denied KMC's claims and have asserted that the contracts at issue were signed without proper authorization, that KMC failed to perform under the alleged contracts, and that the termination penalties are not enforceable. The defendants have served discovery and intend to defend themselves in coordination with one of their insurance carriers. On March 27, 2002, certain of the defendants initiated litigation against several former principals of MegsINet seeking indemnification and contribution against KMC's claims.

         - On March 1, 2002, Easton Telecom Services, LLC., referred to as Easton LLC, initiated litigation in the Northern District of Ohio against CoreComm Internet Group, Inc. asserting that Easton LLC is the assignee of several rights of Easton Telecom Services, Inc., referred to as Easton, Inc., under an asset purchase agreement approved as part of the bankruptcy disposition of Teligent, Inc., and demanding payment of approximately $4.9 million, primarily in respect of alleged early termination penalities, for telecommunications services purportedly provided under alleged contracts between Easton and MegsINet, Inc.. Subsequently, on April 18, 2002, Easton filed an amended complaint in the above-referenced matter naming Voyager Information Networks, Inc. as an additional defendant and increasing the amount in dispute to approximately $5.1 million. On May 7, 2002, defendants' filed their answer denying Easton LLC's allegations and asserting multiple defenses, including defenses challenging the validity of the alleged contracts and plaintiffs claims as to alleged damages. Defendants intend to defend themselves vigorously and pursue all available claims and defenses. However, it is impossible at this time to predict the outcome of this litigation.

                        CoreComm Limited and Subsidiaries

                                   (Unaudited)

NOTE 13. COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED)


         - Fiberstream, Inc., a direct subsidiary of the Company, has been in communications with Metromedia Fiber Networks, Inc., referred to as MFN, regarding a dispute between the parties under a General Agreement dated September 29, 2000 and a related Product Order of the same date. The dispute centers around the accuracy of certain statements that were made by MFN concerning the nature of its network at the time of contracting, the timeliness of the installation of the circuits by MFN under the agreement, and Fiberstream's obligation, if any, to make payments in respect of those circuits. MFN has indicated that unless payment is made for the circuits, it may initiate arbitration under the agreement and seek early termination penalties in excess of approximately $1.1 million. Fiberstream has rejected MFN's demands and has advised that it will defend itself vigorously and pursue all available counterclaims, including claims for fraudulent inducement relating to the execution of the contract and damages arising from MFN's alleged failure to perform under the contract. The parties have discussed the prospect of settling their respective claims without resort to litigation and those discussions are presently ongoing.

         - On October 9, 2001, Enavis Networks, Inc. filed an action in the Circuit Court of Pinellas County, Florida against the Company asserting that Enavis is owed approximately $420,000 relating to the alleged sale and installation of telecommunications equipment by Enavis. The Company filed a motion to dismiss this action for lack of personal jurisdiction over the Company in Florida and this motion is still pending. Upon resolution of the motion to dismiss in Florida and assuming that the matter proceeds in litigation, the Company intends to defend this action vigorously and assert counterclaims against Enavis arising from Enavis' failure to provide equipment complying with CoreComm's specifications.

         - On or about September 14, 2001, a lawsuit was filed by WXII/Far Yale Gen-Par, LLC, as General Partner of WXII/Far Yale Real Estate Limited Partnership, referred to as Yale, against CoreComm Communications, Inc., a direct, wholly-owned subsidiary of CoreComm Holdco, and the Company seeking approximately $172,500 in unpaid rent, interest and other charges allegedly owed under a commercial real estate lease between Yale and CoreComm Communications as to which the Company is the guarantor. On or about February 5, 2002, Yale filed a motion with the court requesting permission to amend the complaint to specify a revised figure of $404,290.87 as the amount allegedly due under the lease and to add an additional count asking the court to issue a preliminary injunction preventing the defendants from transferring, selling, assigning, encumbering or otherwise hypothecating any of their assets, including any debt or equity interests in their subsidiaries, except for usual and ordinary expenses paid in the usual and ordinary course of business. On February 27, 2002, Yale's motion for a preliminary injunction was denied subject to the substitution of CoreComm Holdco for the Company as guarantor on the lease and Yale's motion to specify the revised figure of $404,290.87 was granted. The defendants are currently proceeding to make the substitution relating to the guarantee and are litigating the matter vigorously.

                        CoreComm Limited and Subsidiaries


Item 2. Management's Discussion and Analysis of Results of Operations and Financial Condition.

LIQUIDITY AND CAPITAL RESOURCES

As a result of the first phase of the Holdco recapitalization, we, who formerly owned 100% of CoreComm Holdco's outstanding capital stock, now own only approximately 13% of CoreComm Holdco's outstanding capital stock. CoreComm Holdco owns substantially all of the business operations, which we formerly owned indirectly through CoreComm Holdco. However, we remain a party liable under the $156.1 million senior secured credit facility and have no right to withdraw any additional money under that facility. Additionally, we are co-obligors with CoreComm Holdco for its 10.75% Unsecured Convertible PIK Notes due April 2011 of $16,599,000, including accrued PIK interest. In addition, as of March 31, 2002, we had obligations of approximately $591 million of debt and preferred securities now held by CoreComm Holdco, the $4.75 million principal amount of public notes that are not held by CoreComm Holdco, and other liabilities. In addition, the senior secured credit facility does not allow CoreComm Holdco to pay any dividends or distribute assets to us. As a result of these financial conditions, we currently lack the resources to meet our obligations as they become due.

Our auditors included a going concern explanatory paragraph in their audit report for the year ended December 31, 2001, which states that our liquidity conditions raise substantial doubt about our ability to continue as a going concern.

We do not contemplate raising any additional financing in the foreseeable future.

As a result of the first phase of the Holdco recapitalization, CoreComm Holdco holds $160 million principal amount of our public notes, approximately $105.7 million principal amount of our Senior Unsecured Notes and all of our outstanding preferred stock. We do not have the financial resources to meet the obligations under these notes and preferred stock if CoreComm Holdco requires us to do so. We have agreed that we will surrender to Holdco the number of shares of Holdco common stock that Holdco issues in the exchange offers and the merger. Therefore, if the merger is completed, we will own no common stock of Holdco, and thus will own no material assets, since Holdco common stock is our only material asset. In exchange for surrendering such shares of Holdco common stock, both CoreComm Holdco and us have agreed to waivers and amendments to delay our having to make any payments with respect to these securities.

Under the exchange offers, those stockholders and noteholders who exchange their shares and notes, respectively, will receive shares of CoreComm Holdco, and would no longer hold our securities.

We may lack the resources to meet the obligations of the remaining $4.75 million in principal amount of public notes that are not held by CoreComm Holdco. We did not pay any interest that was due on the public notes on October 1, 2001 until December 2001 at which time we paid such interest to the parties that entered into public note agreements in connection with the first phase of the Holdco recapitalization. On March 28, 2002, the October 1, 2001 interest payment, together with interest accrued thereon, was paid on the $4.75 million in principal amount of public notes that did not receive the October 1, 2001 interest payment in December 2001. The April 1, 2002 interest payment on the public notes has not yet been paid and we are in default under those notes. The consideration we are offering in our exchange offer for the 6% Convertible Subordinated Notes includes $30.00 in cash, which represents the April 1, 2002 interest payment, for each $1,000 in principal amount outstanding.

                        CoreComm Limited and Subsidiaries


On February 14, 2002, we received written notification from Nasdaq indicating that we failed to comply with the minimum market value of publicly held shares and minimum bid price requirements for continued listing on the Nasdaq National Market and that we would have until May 15, 2002 to regain compliance. If the Holdco recapitalization is not successfully completed and we do not regain compliance by this date, Nasdaq stated that it will then provide us with written notification that our common stock will be delisted from the Nasdaq National Market. We have not yet determined what actions will be taken if we receive this written notification. If our common stock is delisted from the Nasdaq National Market, shares may trade in the over-the-counter market and price quotations may be reported by other sources. The extent of the public market and the availability of quotations for shares of our common stock would, however, depend upon the number of holders of shares remaining at that time, the interest in maintaining a market in shares of our common stock on the part of securities firms, the possible termination of registration of the shares under the Securities Exchange Act of 1934, and other factors.

On January 22, 2002, the Securities and Exchange Commission issued FR-61, Commission Statement about Management's Discussion and Analysis of Financial Condition and Results of Operations. The release sets forth certain views of the Securities and Exchange Commission regarding disclosure that should be considered by registrants. Our contractual obligations and commercial commitments are summarized below.

The following table includes aggregate information about our contractual obligations as of March 31, 2002 and the periods in which payments are due:

                                           Payments Due by Period
Contractual                          Less than 1     1-3          4-5           After 5
Obligations               Total         Year        Years        Years           Years
-----------               -----         ----        -----        -----           -----
                                                      (in thousands)
Long-Term Debt (1)      $ 270,429     $  4,750     $105,679     $160,000     $      --

Capital Lease
   Obligations               none           --           --           --            --

Operating Leases             none           --           --           --            --

Unconditional
   Purchase                  none           --           --           --            --
Obligations

Other Long-Term
   Obligations               none           --           --           --            --
                        ---------     --------     --------     --------     ---------
Total Contractual
   Cash Obligations     $ 270,429     $  4,750     $105,679     $160,000     $      --
                        =========     ========     ========     ========     =========

                        CoreComm Limited and Subsidiaries


The following table includes aggregate information about our commercial commitments as of March 31, 2002. Commercial commitments are items that we could be obligated to pay in the future. They are not required to be included in the condensed consolidated balance sheet.

                                                     Amount of Commitment
                                                     Expiration Per Period

    Other Commercial          Total Amounts   Less than 1      1 - 3       4 - 5       Over 5
       Commitments              Committed        year          years       years       years
       -----------              ---------        ----          -----       -----       -----
                                             (in thousands)
Guarantees (2)                $172,699            $ --        $15,600     $81,900     $75,199
Lines of Credit                   None              --             --          --          --

Standby Letters of
Credit                            None              --             --          --          --


Standby
Repurchase
Obligations                       None              --             --          --          --

Other Commercial
Commitments (3)                   None              --             --          --          --
                              --------            ----        -------     -------     -------
Total Commercial
Commitments                   $172,699            $ --        $15,600     $81,900     $75,199
                              ========            ====        =======     =======     =======



(1) Long-term debt includes $164,750,000 principal amount of 6% Convertible Subordinated Notes and $105,679,000 principal amount of Senior Unsecured Notes due 2003, before unamortized discount of $7,592,000.

(2) Guarantees include CoreComm Holdco's senior secured credit facility of $156,100,000, which is unconditionally guaranteed by us and CoreComm Holdco, and CoreComm Holdco's 10.75% Unsecured Convertible PIK Notes due April 2011 of $16,599,000 including accrued PIK interest for which CoreComm Holdco and us are co-obligors.

(3)  Fiberstream Inc.'s obligations to the City of New York have been excluded.

                        CoreComm Limited and Subsidiaries


RESULTS OF OPERATIONS

The first phase of the Holdco recapitalization was completed on December 28, 2001. As a result of the completion of the first phase of the Holdco recapitalization, our only material asset is its ownership of approximately 13% of the outstanding capital stock of CoreComm Holdco. Our operating results for the three months ended March 31, 2001 include the operations of CoreComm Holdco. For the three months ended March 31, 2002, we accounted for all of CoreComm Holdco's operations using the equity method. We do not have any significant operations of our own.

The following table includes the condensed consolidated statement of operations for the three months ended March 31, 2001 for CoreComm Holdco and Subsidiaries, CoreComm Limited with the operations of CoreComm Holdco deconsolidated and CoreComm Limited and Subsidiaries as reported in our quarterly financial statements.

                                        CORECOMM HOLDCO     CORECOMM LIMITED      CORECOMM LIMITED
                                       AND SUBSIDIARIES     WITHOUT CORECOMM      AND SUBSIDIARIES
                                                                 HOLDCO
                                        -------------      -------------           -------------

REVENUES                                $  72,811,000      $     126,000           $  72,937,000

COSTS AND EXPENSES
Operating                                  63,520,000                 --              63,520,000
Selling, general and administrative        30,795,000            804,000              31,599,000
Corporate                                   2,098,000          1,796,000               3,894,000
Non-cash compensation                       3,234,000                 --               3,234,000
Other charges                                 119,000                 --                 119,000
Asset impairments                         167,599,000                 --             167,599,000
Depreciation                               12,012,000             33,000              12,045,000
Amortization                               31,509,000              2,000              31,511,000
                                        -------------      -------------           -------------
                                          310,886,000          2,635,000             313,521,000
                                        -------------      -------------           -------------
Operating (loss)                         (238,075,000)        (2,509,000)           (240,584,000)
                                        =============      =============           =============

OTHER INCOME (EXPENSE)
Interest income and other, net                664,000            112,000                 776,000
Interest expense                           (4,141,000)        (5,697,000)             (9,838,000)
                                        -------------      -------------           -------------
Loss before income tax provision         (241,552,000)        (8,094,000)           (249,646,000)
Income tax (provision)                             --            (15,000)                (15,000)
                                                           -------------           -------------
Net (loss)                              $(241,552,000)     $  (8,109,000)          $(249,661,000)
                                        =============      =============           =============

As the table above indicates, the changes between our results for the three months ended March 31, 2002 and 2001 primarily relate to the deconsolidation of CoreComm Holdco's operations on December 28, 2001. All other significant changes between our operating results for the three months ended March 31, 2002 and our operating results (excluding CoreComm Holdco's operations) for the three months ended March 31, 2001 are discussed herein.

THREE MONTHS ENDED MARCH 31, 2002 AND 2001

One of our subsidiaries provides information technology consulting and billing services to an unaffiliated wireless company. Revenues decreased to $108,000 from $126,000 as a result of a reduction in these services during the three months ended March 31, 2002.

                        CoreComm Limited and Subsidiaries


Selling, general and administrative expenses decreased to $68,000 from $804,000 primarily due to the following: In the three months ended March 31, 2001, we incurred legal and other professional fees of approximately $363,000 due to our financing related activities that culminated in additional financing in April 2001. Also in the three months ended March 31, 2001, our wholly owned subsidiary Fiberstream, Inc. incurred costs of $367,000. We substantially reduced Fiberstream's operations as a result of the modifications to our business plan in April 2001. Finally, in the three months ended March 31, 2001, our billing services subsidiary incurred costs of $74,000. In the three months ended March 31, 2002, selling, general and administrative expenses include $60,000 from our billing services subsidiary and $8,000 from Fiberstream.

Corporate expenses included the costs of our officers and headquarters staff, the costs of operating the headquarters and costs incurred for strategic planning and evaluation of business opportunities. In 2002, CoreComm Holdco incurs all corporate expenses other than those directly related to us. We did not incur any corporate expenses in the three months ended March 31, 2002. In the three months ended March 31, 2001, a significant portion of our corporate expenses was due to our financing related activities.

Interest income and other, net, decreased to $7,000 from $112,000 primarily as a result of declining cash balances.

Interest expense of $5,651,000 and $5,697,000 for the three months ended March 31, 2002 and 2001, respectively, was related to interest accrued on our 6% Convertible Subordinated Notes and our Senior Unsecured Notes Due 2003.

The income tax provision of $15,000 in 2001 was for state and local income tax.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three months ended March 31, 2002, cash provided by operating activities was $363,000, which consisted primarily of proceeds received from a note receivable on behalf of CoreComm Holdco. We have limited operations and do not expect to generate any significant cash from operations in the future.

For the three months ended March 31, 2002, we did not have any cash flow from investing activities. Our operations did not require any capital expenditures during the three months ended March 31, 2002. No significant capital expenditures are anticipated in the future.

For the three months ended March 31, 2002, we did not have any cash flow from financing activities. We do not contemplate raising any additional financing in the foreseeable future.

For the three months ended March 31, 2002 we had a cash flow deficit of $1,351,000 (excluding Corecomm Holdco's cash deficit).

RECENT ACCOUNTING PRONOUNCEMENTS

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," effective for us on January 1, 2002. This Statement supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and other related accounting guidance. The adoption of this new standard had no significant effect on our results of operations, financial condition or cash flows.

                        CoreComm Limited and Subsidiaries


In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," effective for us on January 1, 2003. This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible fixed assets and the associated asset retirement costs. We are in the process of evaluating the financial statement impact of the adoption of SFAS No. 143.

In June 2001, the FASB issued SFAS No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method is no longer permitted. SFAS No. 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination that is completed after June 30, 2001. SFAS No. 142 ends the amortization of goodwill and indefinite-lived intangible assets. Instead, these assets must be reviewed annually (or more frequently under certain conditions) for impairment in accordance with this statement. This impairment test uses a fair value approach rather than the undiscounted cash flow approach previously required by SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." We adopted SFAS No. 142 on January 1, 2002. The adoption of this new standard had no significant effect on our results of operations, financial condition or cash flows.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Certain statements contained herein, specifically excluding references to the exchange offers, constitute "forward-looking statements" as that term is defined under the Private Securities Litigation Reform Act of 1995. When used herein, the words, "believe," "anticipate," "plan," "will," "expects," "estimates," "projects," "positioned," "strategy," and similar expressions identify such forward-looking statements. All references in this Safe Harbor legend to the Company shall be deemed to include CoreComm Limited and its subsidiaries and affiliates. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from those contemplated, projected, forecasted, estimated or budgeted, whether expressed or implied, by such forward-looking statements. Such factors include the following: The Company's ability to continue as a going concern; the Company's continued viability if the Holdco recapitalization is not consummated on a timely basis; the Company's ability to obtain trade credit shipments and terms with vendors and service providers for current orders; the Company's ability to maintain contracts that are critical to its operations; potential adverse developments with respect to the Company's liquidity or results of operations; the Company's ability to fund and execute its business plan; the Company's ability to attract, retain and compensate key executives and employees; the Company's ability to attract and retain customers; the potential delisting of the Company's common stock from the Nasdaq National Market; general economic and business conditions; industry trends; technological developments; the Company's ability to continue to design and build its network, install facilities, obtain and maintain any required governmental licenses or approvals and finance construction and development, all in a timely manner, at reasonable costs and on satisfactory terms and conditions; assumptions about customer acceptance, churn rates, overall market penetration and competition from providers of alternative services; the impact of restructuring and integration actions; the impact of new business opportunities requiring significant up-front investment; interest rate fluctuations; and availability, terms and deployment of capital. The Company assumes no obligation to update the forward-looking statements contained herein to reflect actual results, changes in assumptions or changes in factors affecting such statements.

                        CoreComm Limited and Subsidiaries

Item 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

The SEC's rule related to market risk disclosure requires that we describe and quantify our potential losses from market risk sensitive instruments attributable to reasonably possible market changes. Market risk sensitive instruments include all financial or commodity instruments and other financial instruments, such as investments and debt, that are sensitive to future changes in interest rates, currency exchange rates, commodity prices or other market factors. We are not exposed to market risks from changes in foreign currency exchange rates or commodity prices. We do not hold derivative financial instruments nor do we hold securities for trading or speculative purposes. Under our current policies, we do not use interest rate derivative instruments to manage our exposure to interest rate changes.

The fair market value of long-term fixed interest rate debt is subject to interest rate risk. Generally the fair market value of fixed interest rate debt will increase as interest rates fall and decrease as interest rates rise.

                            INTEREST RATE SENSITIVITY
                              AS OF MARCH 31, 2002
                      PRINCIPAL AMOUNT BY EXPECTED MATURITY
                              AVERAGE INTEREST RATE

                           FOR THE
                             NINE
                            MONTHS
                            ENDING
                         DECEMBER 31,                       FOR THE YEARS ENDING DECEMBER 31,                            FAIR VALUE
                             2002           2003            2004          2005        2006      THEREAFTER     TOTAL       3/31/02
                           --------       --------          -----        -----      --------       -----      --------       ----
Long-term debt,
  including current
  Portion

Fixed rate                 $  4,750       $105,679          $   -        $   -      $164,000       $   -      $270,429       $  -(a)
Average interest rate          6.00%          6.47%                                     6.00%

(a) Amount not determinable because of financial difficulty of CoreComm Limited.

                        CoreComm Limited and Subsidiaries


PART II. OTHER INFORMATION

ITEM 1.  LEGAL PROCEEDINGS

The Company is involved in various disputes, arising in the ordinary course of its business, which may result in pending or threatened litigation. None of these matters are expected to have a material adverse effect on the Company's financial position, results of operations or cash flows. However, certain of these matters, if resolved unfavorably to us, could have a material adverse effect on the Company's business, financial condition and/or results of operations:

         - CoreComm Newco, Inc., an indirect, wholly-owned subsidiary of CoreComm Holdco, is currently in litigation with Ameritech Ohio, a supplier from whom it purchases telecommunications products and services, over the adequacy of Ameritech's performance under a 1998 contract between CoreComm Newco and Ameritech, and related issues. This litigation began in June 2001 when Ameritech threatened to stop processing new orders following CoreComm Limited's exercise of its right under the contract to withhold payments for Ameritech's performance failures. In response to this threat, CoreComm Limited sought and received an order from an official of the Public Utilities Commission of Ohio barring Ameritech from refusing to process new CoreComm orders. Ameritech has appealed that order to the PUCO and the appeal is still pending.

                  On July 5, 2001, Ameritech filed a claim with the PUCO seeking payment from CoreComm Limited of approximately $8,600,000 allegedly owed under the contract. On August 8, 2001, Ameritech filed a second claim against CoreComm Limited in Ohio state court, seeking an additional approximately $4,300,000 in allegedly improperly withheld amounts. On August 28, 2001, CoreComm Limited exercised its right to remove the state court claim to the United States District Court for the Northern District of Ohio, and the parties then stipulated to a consolidation of both of Ameritech's claims in the United States District Court. To consolidate the two claims, on October 9, 2001, Ameritech filed an amended complaint in the United States District Court, seeking a total of approximately $14,400,000.

                  On December 26, 2001, CoreComm Newco filed its answer to Ameritech's amended complaint and simultaneously filed three counterclaims against Ameritech and some of its affiliates, alleging breach of contract, antitrust violations, and fraudulent or negligent misrepresentation. In lieu of filing an answer to CoreComm Newco's counterclaims, Ameritech filed a series of motions on March 25, 2002, asking the Court to dismiss several of CoreComm Newco's counterclaims. On April 17, 2002, CoreComm Newco filed its opposition to Ameritech's requests for dismissal and these items are now pending before the court for disposition.

                        CoreComm Limited and Subsidiaries



                  We believe that CoreComm Newco has meritorious defenses to Ameritech's amended complaint, and that the amount currently in dispute is substantially less than the $14,400,000 claimed in Ameritech's amended complaint. For example, the figure specified in Ameritech's complaint does not account for (a) more than $5.2 million in refunds that Ameritech contends it has already credited to CoreComm Newco's accounts since the filing its complaint, and (b) payments that were made by CoreComm Newco in the ordinary course after the time of Ameritech's submission. However, we cannot be certain how or when the matter will be resolved. We also believe that, to the extent Ameritech prevails with respect to any of its claims, Ameritech's award may be offset in whole or in part by amounts that CoreComm Newco is seeking to obtain from Ameritech under its counterclaims. However, it is impossible at this time to predict the outcome of the litigation.

         - On March 7, 2002, CoreComm Massachusetts, Inc. (an operating subsidiary of CoreComm Holdco) filed a complaint and request for temporary restraining order against Verizon New England d/b/a Verizon Massachusetts seeking to prevent Verizon from proceeding with its threat to implement an embargo on the ability of CoreComm Massachusetts to place orders for new services pending the resolution of a dispute between the parties over the legitimacy of various charges billed by Verizon in that state. On March 13, 2002, the court denied CoreComm's request for a TRO and Verizon proceeded to implement the threatened service embargo. On April 1, 2002 Verizon filed an answer to CoreComm's complaint along with counterclaims seeking approximately $1.4 million in payment for allegedly past due charges. On April 10, 2002, CoreComm Massachusetts filed an answer to these counterclaims denying the accuracy of Verizon's contentions. We do not believe that the embargo will have a material adverse affect on our business, financial condition and/or operating results, and CoreComm Massachusetts intends to defend itself vigorously and pursue all available claims and defenses. However, it is impossible at this time to predict the outcome of this litigation.

         - On December 3, 2001, General Electric Capital Corp. filed a lawsuit in the Circuit Court of Cook County, Illinois against CoreComm Limited and MegsINet, Inc., an indirect subsidiary of CoreComm Holdco, seeking approximately $8 million in allegedly past due amounts and the return of equipment under a capital equipment lease agreement between Ascend and MegsINet. GECC is seeking all amounts allegedly owed under the lease as well as repossession of the equipment. On February 19, 2002, the defendants filed a motion to dismiss several of GECC's claims. In response, GECC withdrew its original complaint and on May 1, 2002 filed an amended complaint, naming CoreComm Holdco as an additional defendant. Defendants' response to dismiss the amended complaint is presently due on June 5, 2002. Concurrently, on April 12, 2002, GECC filed a second complaint in the Circuit Court of Cook County, Illinois against MegsINet, CoreComm Limited and CoreComm Holdco seeking a court order allowing it to take repossession of its alleged equipment. After a hearing on the matter following defendants' opposition, GECC withdrew its complaint and filed a new action on May 3, 2002, in an effort to supply the court with additional information regarding its alleged rights to the equipment. Defendant's response to dismiss the May 3 complaint is currently due on or before May 23, 2002. Defendants intend to defend themselves vigorously against both complaints and to pursue all available claims and defenses. However, it is impossible at this time to predict the outcome of the litigation.

                        CoreComm Limited and Subsidiaries


         - On May 25, 2001, KMC Telecom, Inc. and some of its operating subsidiaries filed an action in the Supreme Court of New York for New York County against CoreComm Limited, Cellular Communications of Puerto Rico, Inc., CoreComm New York, Inc. and MegsINet, Inc. On that same date, KMC filed the same cause of action in the Circuit Court of Cook County, IL. Upon defendant's Motion to Stay the New York action, KMC voluntarily dismissed the Illinois litigation and the matter is currently proceeding in New York. KMC contends that it is owed approximately $2 million, primarily in respect of alleged early termination liabilities, under a services agreement and a co-location agreement with MegsINet. The defendants have denied KMC's claims and have asserted that the contracts at issue were signed without proper authorization, that KMC failed to perform under the alleged contracts, and that the termination penalties are not enforceable. The defendants have served discovery and intend to defend themselves in coordination with one of their insurance carriers. On March 27, 2002, certain of the defendants initiated litigation against several former principals of MegsINet seeking indemnification and contribution against KMC's claims.

         - On March 1, 2002, Easton Telecom Services, LLC., referred to as Easton LLC, initiated litigation in the Northern District of Ohio against CoreComm Internet Group, Inc. asserting that Easton LLC is the assignee of several rights of Easton Telecom Services, Inc., referred to as Easton Inc., under an asset purchase agreement approved as part of the bankruptcy disposition of Teligent, Inc., and demanding payment of approximately $4.9 million, primarily in respect of alleged early termination penalities, for telecommunications services purportedly provided under alleged contracts between Easton and MegsINet, Inc. Subsequently, on April 18, 2002, Easton filed an amended complaint in the above-referenced matter naming Voyager Information Networks, Inc. as an additional defendant and increasing the amount in dispute to approximately $5.1 million. On May 7, 2002, defendants' filed their answer denying Easton LLC's allegations and asserting multiple defenses, including defenses challenging the validity of the alleged contracts and plaintiffs claim to alleged damages. Defendants intend to defend themselves vigorously and pursue all available claims and defenses. However, it is impossible at this time to predict the outcome of this litigation.

         - On or about September 14, 2001, a lawsuit was filed by WXII/Far Yale Gen-Par, LLC, as General Partner of WXII/Far Yale Real Estate Limited Partnership, referred to as Yale, against CoreComm Communications, Inc., a direct, wholly-owned subsidiary of CoreComm Holdco, and the Company seeking approximately $172,500 in unpaid rent, interest and other charges allegedly owed under a commercial real estate lease between Yale and CoreComm Communications as to which the Company is the guarantor. On or about February 5, 2002, Yale filed a motion with the court requesting permission to amend the complaint to specify a revised figure of $404,290.87 as the amount allegedly due under the lease and to add an additional count asking the court to issue a preliminary injunction preventing the defendants from transferring, selling, assigning, encumbering or otherwise hypothecating any of their assets, including any debt or equity interests in their subsidiaries, except for usual and ordinary expenses paid in the usual and ordinary course of business. On February 27, 2002, Yale's motion for a preliminary injunction was denied subject to the substitution of CoreComm Holdco for the Company as guarantor on the lease and Yale's motion to specify the revised figure of $404,290.87 was granted. The defendants are currently proceeding to make the substitution relating to the guarantee and are litigating the matter vigorously.

                        CoreComm Limited and Subsidiaries


         - Fiberstream, Inc., a direct subsidiary of CoreComm Limited, has been in communications with Metromedia Fiber Networks, Inc., referred to as MFN, regarding a dispute between the parties under a General Agreement dated September 29, 2000 and a related Product Order of the same date. The dispute centers around the accuracy of certain statements that were made by MFN concerning the nature of its network at the time of contracting, the timeliness of the installation of the circuits by MFN under the agreement, and Fiberstream's obligation, if any, to make payments in respect of those circuits. MFN has indicated that unless payment is made for the circuits, it may initiate arbitration under the agreement and seek early termination penalties in excess of approximately $1.1 million. Fiberstream has rejected MFN's demands and has advised that it will defend itself vigorously and pursue all available counterclaims, including claims for fraudulent inducement relating to the execution of the contract and damages arising from MFN's alleged failure to perform under the contract. The parties have discussed the prospect of settling their respective claims without resort to litigation and those discussions are presently ongoing.

         - On October 9, 2001, Enavis Networks, Inc. filed an action in the Circuit Court of Pinellas County, Florida against CoreComm Limited asserting that Enavis is owed approximately $420,000 relating to the alleged sale and installation of telecommunications equipment by Enavis. The Company filed a motion to dismiss this action for lack of personal jurisdiction over the Company in Florida and this motion is still pending. Upon resolution of the motion to dismiss in Florida and assuming that the matter proceeds in litigation, the Company intends to defend this action vigorously and assert counterclaims against Enavis arising from Enavis' failure to provide equipment complying with CoreComm's specifications.

ITEM 3.  DEFAULTS UPON SENIOR SECURITIES

Since March 31, 2001, the Company has failed to declare dividends on any series of preferred stock. Thus, no quarterly dividends have been paid on the 8.5% Senior Convertible Preferred Stock, Series A (the "Series A Preferred"), or the Company's Series B Senior Convertible Exchangeable Preferred Stock (the "Series B Preferred") since December 31, 2000. The total arrearage on the unpaid dividends on the Series A Preferred is equal to $5.7 million which would have been payable either in the form of additional shares of preferred or common stock, at the Company's option; the total arrearage on the unpaid dividends on the Series B Preferred is equal to $18.2 million, which would have been payable either in the form of common stock or cash, at the Company's option. The unpaid dividends on each class of preferred stock continue to accrue until paid. These securities are currently held by CoreComm Holdco.

                        CoreComm Limited and Subsidiaries


ITEM 5.        OTHER INFORMATION

(a) On February 14, 2002, the Company received written notification from Nasdaq indicating that it failed to comply with the minimum market value of publicly held shares and minimum bid price requirements for continued listing on the Nasdaq National Market and that it would have until May 15, 2002 to regain compliance. If the Holdco recapitalization is not successfully completed and the Company does not regain compliance by this date, Nasdaq stated that it will then provide the Company with written notification that its common stock will be delisted from the Nasdaq National Market. The Company has not yet determined what action it will take if it receives this written notification. If the Company's common stock is delisted from the Nasdaq National Market, shares may trade in the over-the-counter market and price quotations may be reported by other sources. The extent of the public market and the availability of quotations for shares of the Company's common stock would, however, depend upon the number of holders of shares remaining at that time, the interest in maintaining a market in shares of the Company's common stock on the part of securities firms, the possible termination of registration of the shares under the Securities Exchange Act of 1934, and other factors.

(b) The CoreComm Holdco, Inc. and Subsidiaries Consolidated Financial Statements, Management's Discussion and Analysis of Results of Operations and Financial Condition and Quantitative and Qualitative Disclosures about Market Risk are included in Item 5 of Part II-see the Index on page S-1.

                        CoreComm Limited and Subsidiaries


ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K

         (a)      Exhibits.

                  None

         (b)      Reports on Form 8-K.

                  During the quarter ended March 31, 2002, the Company filed the following reports on Form 8-K:

                           (i) Report dated January 8, 2002, reporting under Item 5, Other Events, that CoreComm issued a press release announcing closing of recapitalization transactions, which it had announced on December 18, 2001.

                           (ii) Report dated January 18, 2002, reporting under Item 5, Other Events, that CoreComm issued a press release voicing its strong support for the FCC's action proposing a $6 million fine against SBC Communications for refusing to provide competitors with non-discriminatory access to SBC's shared transport network.

                           (iii) Report dated February 8, 2002, reporting under Item 5, Other Events, that CoreComm issued a press release announcing that its formerly wholly-owned subsidiary CoreComm Holdco, Inc. had filed registration statements with the Securities and Exchange Commission, launched the previously announced registered public exchange offers and that the Companies had made changes in the management roles of certain of their senior executives.

                           (iv)     Report dated March 8, 2002, reporting under
                                    Item 5, Other Events, that CoreComm issued a press release with its formerly wholly-owned subsidiary CoreComm Holdco, Inc. announcing the extension of the expiration date of the registered public exchange offers by CoreComm Holdco until 5 PM., New York City time, on April 8, 2002.

No financial statements were filed with these reports.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                        CORECOMM LIMITED

Date:    May 15, 2002                   By: /s/ Michael A. Peterson
                                        -------------------------
                                        Michael A. Peterson
                                        Executive Vice President,
                                        Chief Operating Officer and
                                        Chief Financial Officer

Date:    May 15, 2002                   By: /s/ Gregg N. Gorelick
                                        --------------------------
                                        Gregg N. Gorelick
                                        Senior Vice President-Controller and
                                        Treasurer (Principal Accounting Officer)

                     CoreComm Holdco, Inc. and Subsidiaries


                         INDEX TO FINANCIAL INFORMATION

The following financial information of CoreComm Holdco, Inc. and Subsidiaries is included in Item 5 of Part II:

Index to Financial Information of CoreComm Holdco, Inc. and Subsidiaries S-1 Condensed Consolidated Balance Sheets - March 31, 2002 (Unaudited)
     and December 31, 2001 .............................................    S-2
Condensed Consolidated Statements of Operations -
     Three months ended March 31, 2002 and 2001 (Unaudited) ............    S-3
Condensed Consolidated Statement of Shareholders' Equity -
     Three months ended March 31, 2002 (Unaudited) .....................    S-4
Condensed Consolidated Statements of Cash Flows -
     Three months ended March 31, 2002 and 2001 (Unaudited) ............    S-5
Notes to Unaudited Condensed Consolidated Financial Statements .........    S-6

Management's Discussion and Analysis of Results of
     Operations and Financial Condition ................................    S-19

Quantitative and Qualitative Disclosures about Market Risk .............    S-30

                     CoreComm Holdco, Inc. and Subsidiaries


                      Condensed Consolidated Balance Sheets

                                                                                                MARCH 31,            DECEMBER 31,
                                                                                                  2002                  2001
                                                                                              -------------         -------------
                                                                                               (Unaudited)            (See Note)
ASSETS
Current assets:
   Cash and cash equivalents                                                                  $  26,841,000         $  24,966,000
   Accounts receivable-trade, less allowance for doubtful accounts
     of $8,388,000 (2002) and $9,759,000 (2001)                                                  34,365,000            32,261,000
   Due from CoreComm Limited                                                                           --                 646,000
   Other                                                                                          3,381,000             3,683,000
                                                                                              -------------         -------------
Total current assets                                                                             64,587,000            61,556,000

Fixed assets, net                                                                                80,339,000            86,722,000
Investment in CoreComm Limited                                                                    3,863,000             3,863,000
Goodwill                                                                                        152,889,000           152,889,000
Intangible assets, net                                                                           29,573,000            30,860,000
Other, net of accumulated amortization of $203,000 (2002) and none (2001)                        10,883,000            11,393,000
                                                                                              -------------         -------------
                                                                                              $ 342,134,000         $ 347,283,000
                                                                                              =============         =============
LIABILITIES AND SHAREHOLDERS' EQUITY Current liabilities:
  Accounts payable                                                                            $  45,893,000         $  37,348,000
  Accrued expenses                                                                               68,229,000            67,766,000
  Due to NTL Incorporated                                                                           315,000               917,000
  Due to CoreComm Limited                                                                           254,000                  --
  Current portion of long-term debt and capital lease obligations                                 9,426,000             9,667,000
  Deferred revenue                                                                               28,195,000            29,652,000
                                                                                              -------------         -------------
Total current liabilities                                                                       152,312,000           145,350,000

Long-term debt                                                                                  156,100,000           156,100,000
Notes payable to related parties                                                                 16,599,000            16,174,000
Capital lease obligations                                                                           244,000               267,000

Commitments and contingent liabilities

Shareholders' equity:
  Series preferred stock - $.01 par value, authorized 10,000,000 shares: issued
   and outstanding none                                                                                  --                    --
  Common stock - $.01 par value, authorized 250,000,000 shares; issued and outstanding
    30,000,000 shares                                                                               300,000               300,000
Additional paid-in capital                                                                       29,092,000            29,092,000
Deficit                                                                                         (12,513,000)                 --
                                                                                              -------------         -------------
                                                                                                 16,879,000            29,392,000
                                                                                              -------------         -------------
                                                                                              $ 342,134,000         $ 347,283,000
                                                                                              =============         =============

Note: The balance sheet at December 31, 2001 has been derived from the audited balance sheet at that date.

See accompanying notes.

                     CoreComm Holdco, Inc. and Subsidiaries


                 Condensed Consolidated Statements of Operations
                                   (Unaudited)

                                                 THREE MONTHS ENDED MARCH 31,
                                                   2002               2001
                                               -------------     -------------
REVENUES                                       $  74,311,000     $  72,811,000

COSTS AND EXPENSES

Operating                                         48,038,000        63,520,000
Selling, general and administrative               22,313,000        30,795,000
Corporate                                          1,698,000         2,098,000
Non-cash compensation                                   --           3,234,000
Recapitalization costs                             1,182,000              --
Other charges                                           --             119,000
Asset impairments                                       --         167,599,000
Depreciation                                       8,881,000        12,012,000
Amortization                                       1,287,000        31,509,000
                                               -------------     -------------
                                                  83,399,000       310,886,000
                                               -------------     -------------
Operating loss                                    (9,088,000)     (238,075,000)

OTHER INCOME (EXPENSE)

Interest income and other, net                       134,000           664,000
Interest expense                                  (3,559,000)       (4,141,000)
                                               -------------     -------------
Net loss                                       $ (12,513,000)    $(241,552,000)
                                               -------------     -------------

Basic and diluted net loss per common share    $        (.42)    $       (8.46)
                                               =============     =============

Weighted average number of shares                 30,000,000        28,542,000
                                               =============     =============

See accompanying notes.

                     CoreComm Holdco, Inc. and Subsidiaries


            Condensed Consolidated Statement of Shareholders' Equity
                                   (Unaudited)

                                             COMMON STOCK                  ADDITIONAL
                                      SHARES                PAR          PAID-IN CAPITAL         DEFICIT
                                    ----------         ------------        ------------        ------------
Balance, December 31, 2001          30,000,000         $    300,000        $ 29,092,000        $          -
Net loss                                                                                        (12,513,000)
                                    ----------         ------------        ------------        ------------
Balance, March 31, 2002             30,000,000         $    300,000        $ 29,092,000        $(12,513,000)
                                    ==========         ============        ============        ============

The Condensed Consolidated Statement of Shareholders' Equity and shares outstanding for purposes of computing basic and diluted net loss per common share reflects on a retroactive basis the 3-for-1 stock split by way of a stock dividend paid on April 12, 2002.

See accompanying notes.

                     CoreComm Holdco, Inc. and Subsidiaries


                 Condensed Consolidated Statements of Cash Flows
                                   (Unaudited)

                                                                       THREE MONTHS ENDED MARCH 31,
                                                                      2002                     2001
                                                                  ------------             ------------
Net cash provided by (used in) operating activities               $  4,544,000             $(18,555,000)

INVESTING ACTIVITIES
Purchase of fixed assets                                            (2,405,000)                (530,000)
Proceeds from sales of marketable securities                              --                  2,737,000
                                                                  ------------             ------------
Net cash provided by (used in) investing activities                 (2,405,000)               2,207,000

FINANCING ACTIVITIES
Proceeds from borrowing, net of financing costs                           --                  9,736,000
Principal payments                                                        --                 (1,559,000)
Principal payments of capital lease obligations                       (264,000)              (4,560,000)
                                                                  ------------             ------------
Net cash provided by (used in) financing activities                   (264,000)               3,617,000
                                                                  ------------             ------------
Increase (decrease) in cash and cash equivalents                     1,875,000              (12,731,000)
Cash and cash equivalents at beginning of period                    24,966,000               22,773,000
                                                                  ------------             ------------
Cash and cash equivalents at end of period                        $ 26,841,000             $ 10,042,000
                                                                  ============             ============

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
 Cash paid for interest                                           $  2,727,000             $  1,110,000
                                                                  ============             ============

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING ACTIVITIES

 Liabilities incurred to acquire fixed assets                     $     93,000             $  3,691,000
                                                                  ============             ============

See accompanying notes.

                     CoreComm Holdco, Inc. and Subsidiaries


              Notes to Condensed Consolidated Financial Statements
                                   (Unaudited)

NOTE 1.  BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information pursuant to the rules and regulations of the SEC. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months ended March 31, 2002 are not necessarily indicative of the results that may be expected for the year ending December 31, 2002. For further information, refer to the consolidated financial statements and footnotes thereto included in Item 14(d) of CoreComm Limited's annual report on Form 10-K for the year ended December 31, 2001.

NOTE 2.  HOLDCO RECAPITALIZATION

In April 2001, the Company and CoreComm Limited completed a reevaluation of their business plan in light of current market conditions and made significant modifications to the plans. The Company streamlined its strategy and operations to focus on its two most successful and promising lines of business. The first is integrated communications products and other high bandwidth/data/web-oriented services for the business market. The second is bundled local telephony and Internet products efficiently sold, serviced and provisioned via Internet-centric interfaces to the residential market.

Also in April 2001, the Company and CoreComm Limited commenced a process to potentially sell their assets and businesses (now owned by the Company) that are not directly related to their competitive local exchange carrier, referred to as CLEC, business, and retained advisors for the purpose of conducting this sale. The Company's CLEC assets and businesses include its local and toll-related telephone services that compete with the incumbent local exchange carrier, referred to as ILEC.

In October 2001, the Company and CoreComm Limited commenced the Holdco recapitalization. CoreComm Limited entered into agreements with numerous holders of its 6% Convertible Subordinated Notes Due 2006 whereby the holders agreed, among other things, to exchange their notes for the amount of the October 1, 2001 interest payment of $4.8 million in the aggregate in cash and shares of the Company's common stock. The exchange was completed in December 2001, including the payment of the $4.8 million by CoreComm Limited.

On December 28, 2001, the Company completed the first phase of the Holdco recapitalization, which was the exchange of shares of its common stock for substantial amounts of the outstanding indebtedness of CoreComm Limited, substantial amounts of the outstanding indebtedness of the Company and CoreComm Limited as co-obligors and all of the outstanding preferred stock of CoreComm Limited.

                     CoreComm Holdco, Inc. and Subsidiaries

                                   (Unaudited)

NOTE 2.  HOLDCO RECAPITALIZATION (CONTINUED)

The following summarizes the indebtedness and preferred stock that was exchanged for shares of the Company's common stock in December 2001:

                                                                                                PRINCIPAL AMOUNT OR
               DESCRIPTION                 DATE ISSUED                    ISSUER             STATED VALUE WHEN ISSUED
               -----------                 -----------                    ------             ------------------------
10.75% Unsecured Convertible PIK Notes                             CoreComm Limited and the
   due 2011                                April 2001              Company                      $10.0 million
10.75% Senior Unsecured Convertible PIK                            CoreComm Limited and the
   Notes Due 2010                          December 2000           Company                      $16.1 million
Senior Unsecured Notes Due
   September 29, 2003                      September 2000          CoreComm Limited             $108.7 million
6% Convertible Subordinated
   Notes Due 2006                          October 1999            CoreComm Limited             $175.0 million (1)
Series A and Series A-1 Preferred Stock    September 2000          CoreComm Limited             $51.1 million
Series B Preferred Stock                   September 2000          CoreComm Limited             $250.0 million

(1) $164.75 million was outstanding as of December 31, 2001, of which $160 million was exchanged.

As indicated above, the Company exchanged the approximately $10.8 million principal and accrued interest of 10.75% Unsecured Convertible PIK Notes Due 2011 and the approximately $18.0 million principal and accrued interest of 10.75% Senior Unsecured Convertible PIK Notes Due 2010 for shares of its common stock. The Company recorded an extraordinary gain of $25.7 million from the extinguishment of these notes, and incurred costs of $2.7 million in connection with the Holdco recapitalization. This gain is based on the fair value of $0.9797 per share for the shares issued by the Company in exchange for the notes. The Company incurred additional costs in connection with the Holdco recapitalization of $1,182,000 during the three months ended March 31, 2002.

As a result of the completed exchanges in December 2001, approximately 87% of the Company's outstanding shares, or 26,056,806 shares, are owned by the former holders of indebtedness of the Company and CoreComm Limited and the former holders of CoreComm Limited preferred stock, and approximately 13% of the Company's outstanding shares, or 3,943,248 shares, continue to be held by the CoreComm Limited.

                     CoreComm Holdco, Inc. and Subsidiaries

                                   (Unaudited)

NOTE 2.  HOLDCO RECAPITALIZATION (CONTINUED)

As part of the second phase of the Holdco recapitalization, on February 8, 2002, the Company launched registered public exchange offers whereby it is offering to exchange its shares of common stock which will have been registered under the Securities Act of 1933, as amended, pursuant to a Form S-4 registration statement to all holders of CoreComm Limited common stock and all remaining holders of 6% Convertible Subordinated Notes due 2006 of CoreComm Limited for their CoreComm Limited common stock and their notes, respectively. As soon as practicable after accepting at least 90% of the outstanding shares of CoreComm Limited common stock in the exchange offers, the Company plans to transfer all such shares to a newly formed, wholly-owned subsidiary and to merge this subsidiary into CoreComm Limited with CoreComm Limited surviving the merger as a wholly-owned subsidiary of the Company.

As a result of the first phase of the Holdco recapitalization, the Company holds $160 million principal amount of the CoreComm Limited's 6% Convertible Subordinated Notes, approximately $105.7 million principal amount of CoreComm Limited's Senior Unsecured Notes and all of CoreComm Limited's outstanding preferred stock. CoreComm Limited has agreed that it will surrender to the Company the number of shares of the Company's common stock that the Company issues in the exchange offers and the merger. Therefore, if the merger is completed, CoreComm Limited will own no common stock of the Company, and thus will own no material assets, since the common stock of the Company is CoreComm Limited's only material asset. In exchange for CoreComm Limited surrendering such shares of the Company's common stock, CoreComm Limited and the Company have agreed to waivers and amendments to delay CoreComm Limited from having to make any payments with respect to these securities through April 2003. If such a merger does not occur, CoreComm Limited does not anticipate that it will have the financial resources to meet the obligations under its notes and preferred stock if the Company requires it to do so.

Under the exchange offers, those shareholders and noteholders who exchange their shares and notes, respectively, will receive shares of the Company, and would no longer have securities of CoreComm Limited.

CoreComm Limited may lack the resources to meet the obligations of the remaining $4.75 million principal amount of 6% Convertible Subordinated Notes that are not held by the Company. CoreComm Limited also remains a party liable under the $156.1 million senior secured credit facility, has no right to withdraw any additional money under that facility, and does not expect to be able to raise additional financing in the foreseeable future. CoreComm Limited has a liquidity problem that raises substantial doubt about its ability to continue as a going concern. CoreComm Limited intends to resolve its liquidity problem through the completion of the Holdco recapitalization exchange offers, however the exchange offers may not be completed.

                     CoreComm Holdco, Inc. and Subsidiaries

                                   (Unaudited)

NOTE 2.  HOLDCO RECAPITALIZATION (CONTINUED)

On December 17, 2001, Nasdaq granted CoreComm Limited an exception to Nasdaq's stockholder approval requirements permitting the Holdco recapitalization to proceed without a vote of CoreComm Limited's stockholders because requiring a stockholder vote would seriously jeopardize CoreComm Limited's financial viability. Pursuant to conversations with Nasdaq, the Company and CoreComm Limited intend to transfer CoreComm Limited's current listing to the Company following successful completion of the exchange offers. The Company expects to become the Nasdaq listed entity and to be subject to the continued inclusion requirements of the Nasdaq National Market.

On February 14, 2002, CoreComm Limited received written notification from Nasdaq indicating that it failed to comply with the minimum market value of publicly held shares and minimum bid price requirements for continued listing on the Nasdaq National Market. CoreComm Limited has until May 15, 2002 to regain compliance. If the Holdco recapitalization is not successfully completed and CoreComm Limited does not regain compliance by this date, Nasdaq stated that it will then provide CoreComm Limited written notification that its common stock will be delisted from the Nasdaq National Market. CoreComm Limited has not yet determined what actions will be taken if it receives this written notification. If CoreComm Limited's common stock is delisted from the Nasdaq National Market, shares may trade in the over-the-counter market and price quotations may be reported by other sources. The extent of the public market and the availability of quotations for shares of CoreComm Limited's common stock would, however, depend upon the number of holders of shares remaining at that time, the interest in maintaining a market in shares of the common stock on the part of securities firms, the possible termination of registration of the shares under the Securities Exchange Act of 1934, and other factors.

The Company holds $160 million principal amount of CoreComm Limited's 6% Convertible Subordinated Notes Due 2006, approximately $105.7 million principal amount of CoreComm Limited's Senior Unsecured Notes due September 29, 2003, approximately 51,000 shares of CoreComm Limited's Series A preferred stock and 250,000 shares of CoreComm Limited's Series B preferred stock as a result of the exchanges. The Company's investment in CoreComm Limited notes and preferred stock is $3,863,000.

NOTE 3.  RECENT ACCOUNTING PRONOUNCEMENTS

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," effective for the Company on January 1, 2002. This Statement supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and other related accounting guidance. The adoption of this new standard had no significant effect on the results of operations, financial condition or cash flows of the company.

                     CoreComm Holdco, Inc. and Subsidiaries

                                   (Unaudited)

NOTE 3.  RECENT ACCOUNTING PRONOUNCEMENTS (CONTINUED)

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," effective for the Company on January 1, 2003. This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible fixed assets and the associated asset retirement costs. The Company is in the process of evaluating the financial statement impact of the adoption of SFAS No. 143.

In June 2001, the FASB issued SFAS No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method is no longer permitted. SFAS No. 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination that is completed after June 30, 2001. SFAS No. 142 ends the amortization of goodwill and indefinite-lived intangible assets. Instead, these assets must be reviewed annually (or more frequently under certain conditions) for impairment in accordance with this statement. This impairment test uses a fair value approach rather than the undiscounted cash flow approach previously required by SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The Company adopted SFAS No. 142 on January 1, 2002. The adoption of this new standard had no significant effect on the results of operations, financial condition or cash flows of the Company, other than amortization of goodwill ceased as of January 1, 2002.

NOTE 4.           REVENUES

                                                THREE MONTHS ENDED MARCH 31,
                                                  2002               2001
                                               -----------        -----------
Local exchange services                        $26,272,000        $23,865,000
Toll-related telephony services                 17,689,000         20,663,000
Internet, data and web-related services         23,444,000         22,553,000
Other (a)                                        6,906,000          5,730,000
                                               -----------        -----------
                                               $74,311,000        $72,811,000
                                               ===========        ===========

(a)      Other includes wireless, paging and information services

                     CoreComm Holdco, Inc. and Subsidiaries

                                   (Unaudited)

NOTE 5.  ASSET IMPAIRMENTS

At March 31, 2001, the Company reduced the carrying amount of goodwill related to two of its acquisitions by $167,599,000. In connection with the reevaluation of its business plan and the decision to sell its non-CLEC assets and business announced in April 2001, the Company was required to report all long-lived assets and identifiable intangibles to be disposed of at the lower of carrying amount or estimated fair value less cost to sell. The carrying amount of goodwill related to these acquisitions was eliminated before reducing the carrying amounts of other assets. The estimated fair value of these businesses was determined based on information provided by the investment bank retained for the purpose of conducting this sale.

NOTE 6.  INTANGIBLE ASSETS

Intangible assets consist of:

                                                                             MARCH 31,        DECEMBER 31,
                                                                               2002               2001
                                                                            -----------        -----------
                                                                            (unaudited)

LMDS license costs                                                          $ 4,230,000        $ 4,230,000
Customer lists, net of accumulated amortization of $1,287,000 (2002)
  and none (2001)
                                                                             25,343,000         26,630,000
                                                                            -----------        -----------
                                                                            $29,573,000        $30,860,000
                                                                            ===========        ===========

NOTE 7.  FIXED ASSETS

Fixed assets consist of:

                                          MARCH 31,            DECEMBER 31,
                                            2002                   2001
                                        ------------           ------------
                                         (unaudited)
Operating equipment                     $ 37,321,000           $ 35,388,000
Computer hardware and software            33,792,000             33,692,000
Other equipment                           17,752,000             17,642,000
Construction-in-progress                     355,000                   --
                                        ------------           ------------
                                          89,220,000             86,722,000
Accumulated depreciation                  (8,881,000)                  --
                                        ------------           ------------
                                        $ 80,339,000           $ 86,722,000
                                        ============           ============

                     CoreComm Holdco, Inc. and Subsidiaries

                                   (Unaudited)

NOTE 8.  ACCRUED EXPENSES

Accrued expenses consist of:

                                          MARCH 31,             DECEMBER 31,
                                            2002                    2001
                                         -----------            -----------
                                         (unaudited)

Payroll and related                      $ 7,907,000            $ 7,517,000
Professional fees                            686,000                935,000
Taxes, including income taxes             13,713,000             16,534,000
Accrued equipment purchases                  134,000                385,000
Toll and interconnect                     30,743,000             28,668,000
Reorganization costs                       6,653,000              7,273,000
Other                                      8,393,000              6,454,000
                                         -----------            -----------
                                         $68,229,000            $67,766,000
                                         ===========            ===========

NOTE 9.  LONG-TERM DEBT

Long-term debt consists of:

                                            MARCH 31,             DECEMBER 31,
                                              2002                    2001
                                          ------------            ------------
                                          (unaudited)
Senior secured credit facility            $156,100,000            $156,100,000
Other                                             --                    33,000
                                          ------------            ------------
                                           156,100,000             156,133,000
Less current portion                              --                    33,000
                                          ------------            ------------
                                          $156,100,000            $156,100,000
                                          ============            ============

The interest rate on the senior secured credit facility was initially, at the Company's option, either 3.25% per annum plus the base rate, which is the higher of the prime rate or the federal funds effective rate plus 0.5% per annum; or the reserve-adjusted London Interbank Offered Rate plus 4.25% per annum. In April 2001 the interest rate was amended to, at the Company's option, either 3.5% per annum plus the base rate, which is the higher of the prime rate or the federal funds effective rate plus 0.5% per annum, or the reserve-adjusted London Interbank Offered Rate plus 4.5% per annum. Interest is payable at least quarterly. The unused portion of the facility is subject to a commitment fee equal to 1.25% per annum payable quarterly, subject to reduction to 1.00% per annum based upon the amount borrowed under the facility. At March 31, 2002 and December 31, 2001, the effective interest rate on the amounts outstanding was 6.86%. Effective April 13, 2002, the interest rate on the facility is 6.75%, which will remain in effect until October 12, 2002.

                     CoreComm Holdco, Inc. and Subsidiaries

                                   (Unaudited)

NOTE 10. RELATED PARTY TRANSACTIONS

Some of the officers and directors of the Company are also officers or directors of NTL Incorporated, referred to as NTL. In April 2001, CoreComm Limited and the Company as co-obligors issued to NTL $15 million aggregate principal amount of 10.75% Unsecured Convertible PIK Notes Due April 2011. At March 31, 2002 and December 31, 2001, the total amount of the notes outstanding was $16,599,000 and $16,174,000, respectively.

NTL provided the Company with management, financial, legal and technical services, access to office space and equipment and use of supplies. Amounts charged to the Company by NTL consisted of salaries and direct costs allocated to the Company where identifiable, and a percentage of the portion of NTL's corporate overhead, which cannot be specifically allocated to NTL. It is not practicable to determine the amounts of these expenses that would have been incurred had the Company operated as an unaffiliated entity. In the opinion of management, this allocation method is reasonable. For the three months ended March 31, 2002 and 2001, NTL charged the Company $84,000 and $104,000, which is included in corporate expenses.

The Company provided NTL with access to office space and equipment and the use of supplies for which it charged NTL a percentage of the Company's total rent and supplies expense. The Company ceased to provide NTL with access to office space and supplies in the third quarter of 2001. It is not practicable to determine the amounts of these expenses that would have been incurred had the Company operated as an unaffiliated entity. In the opinion of management, this allocation method was reasonable. For the three months ended March 31, 2001, the Company charged NTL $67,000, which reduced corporate expenses.

A subsidiary of the Company provides billing and software development services to subsidiaries of NTL. The Company charges an amount in excess of its costs to provide these services. General and administrative expenses were reduced by $312,000 and $467,000 for the three months ended March 31, 2002 and 2001, respectively, as a result of these charges.

In 2001, the Company and NTL entered into a license agreement whereby NTL was granted an exclusive, irrevocable, perpetual license to certain billing software developed by the Company for telephony rating, digital television events rating, fraud management and other tasks. The sales price was cash of $12.8 million. The billing software was being used by NTL at the time of this agreement, and was being maintained and modified by the Company under an ongoing software maintenance and development outsourcing arrangement between the companies. The Company recorded the aggregate $12.8 million as deferred revenue, of which $1,068,000 was recognized during the three months ended March 31, 2002.

                     CoreComm Holdco, Inc. and Subsidiaries

                                   (Unaudited)

NOTE 10. RELATED PARTY TRANSACTIONS (CONTINUED)

The Company leases office space from entities controlled by an individual who owns 32% of the outstanding shares of the Company's common stock. Rent expense for these leases for the three months ended March 31, 2002 and 2001 was approximately $450,000 and $400,000, respectively.

NOTE 11. SHAREHOLDERS' EQUITY

STOCK SPLIT

On April 12, 2002, the Company declared a 3-for-1 stock split by way of a stock dividend, which was paid on the declaration date. The condensed consolidated financial statements and the notes thereto give retroactive effect to the stock split.

NON-CASH COMPENSATION

In April 2000, the Compensation and Option Committee of the Board of Directors approved the issuance of options to purchase approximately 2,747,000 shares of the Company's common stock to various employees at an exercise price of $14.55, which was less than the fair market value of the Company's common stock on the date of the grant. In accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," in April 2000, the Company recorded a non-cash compensation expense of approximately $29.0 million and a non-cash deferred expense of approximately $31.3 million. From January 1, 2001 to March 31, 2001, $3.2 million of the deferred non-cash compensation was charged to expense.

NOTE 12. OTHER CHARGES

Other charges of $119,000 for the three months ended March 31, 2001 are for adjustments relating to the Company's announcement in December 2000 of a reorganization of certain of its operations. These charges include additional employee severance and related costs of $351,000, offset by a reversal of the lease exit provision of $232,000.

The following table summarizes the reorganization charges utilized during the three months ended March 31, 2002:

                                   EMPLOYEE
                                   SEVERANCE      LEASE
                                  AND RELATED     EXIT        AGREEMENT
                                     COSTS        COSTS       TERMINATIONS    TOTAL
                                ---------------------------------------------------
                                                             (IN THOUSANDS)
Balance, December 31, 2001           $509          $3,106       $3,658       $7,273
Adjustments                            60               2          (64)         (2)
Utilized                             (267)           (324)         (27)       (618)
Balance, March 31, 2002              $302          $2,784       $3,567       $6,653

                     CoreComm Holdco, Inc. and Subsidiaries

                                   (Unaudited)

NOTE 13. COMMITMENTS AND CONTINGENT LIABILITIES

As of March 31, 2002, the Company had purchase commitments of approximately $5,700,000 outstanding.

LEGAL PROCEEDINGS

The Company purchases goods and services from a wide variety of vendors under contractual and other arrangements that sometimes give rise to litigation in the ordinary course of business. The Company also provides goods and services to a wide range of customers under arrangements that sometimes lead to disputes over payment, performance and other obligations. Some of these disputes, regardless of their merit, could subject the Company to costly litigation and the diversion of its technical and/or management personnel. Additionally, any liability from litigation that is not covered by the Company's insurance or exceeds its coverage could have a material adverse effect on its business, financial condition and/or operating results. Currently, the Company has the following outstanding matters, which, if resolved unfavorably, could have a material adverse effect on the Company's business, financial condition and/or results of operations:

- CoreComm Newco, Inc., an indirect, wholly-owned subsidiary of the Company, is currently in litigation with Ameritech Ohio, a supplier from whom it purchases telecommunications products and services, over the adequacy of Ameritech's performance under a 1998 contract between CoreComm Newco and Ameritech, and related issues. This litigation began in June 2001 when Ameritech threatened to stop processing new orders following CoreComm Limited's exercise of its right under the contract to withhold payments for Ameritech's performance failures. In response to this threat, CoreComm Limited sought and received an order from an official of the Public Utilities Commission of Ohio barring Ameritech from refusing to process new CoreComm orders. Ameritech has appealed that order to the PUCO and the appeal is still pending.

         On July 5, 2001, Ameritech filed a claim with the PUCO seeking payment from CoreComm Limited of approximately $8,600,000 allegedly owed under the contract. On August 8, 2001, Ameritech filed a second claim against CoreComm Limited in Ohio state court, seeking an additional approximately $4,300,000 in allegedly improperly withheld amounts. On August 28, 2001, CoreComm Limited exercised its right to remove the state court claim to the United States District Court for the Northern District of Ohio, and the parties then stipulated to a consolidation of both of Ameritech's claims in the United States District Court. To consolidate the two claims, on October 9, 2001, Ameritech filed an amended complaint in the United States District Court, seeking a total of approximately $14,400,000.

                     CoreComm Holdco, Inc. and Subsidiaries

                                   (Unaudited)

NOTE 13. COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED)

         On December 26, 2001, CoreComm Newco filed its answer to Ameritech's amended complaint and simultaneously filed three counterclaims against Ameritech and some of its affiliates, alleging breach of contract, antitrust violations, and fraudulent or negligent misrepresentation. In lieu of filing an answer to CoreComm Newco's counterclaims, Ameritech filed a series of motions on March 25, 2002, asking the Court to dismiss several of CoreComm Newco's counterclaims. On April 17, 2002, CoreComm Newco filed its opposition to Ameritech's requests for dismissal and these items are now pending before the court for disposition.

         The Company believes that CoreComm Newco has meritorious defenses to Ameritech's amended complaint, and that the amount currently in dispute is substantially less than the $14,400,000 claimed in Ameritech's amended complaint. For example, the figure specified in Ameritech's complaint does not account for (a) more than $5.2 million in refunds that Ameritech contends it has already credited to CoreComm Newco's accounts since the filing its complaint, and (b) payments that were made by CoreComm Newco in the ordinary course after the time of Ameritech's submission. However, the Company cannot be certain how or when the matter will be resolved. The Company also believes that, to the extent Ameritech prevails with respect to any of its claims, Ameritech's award may be offset in whole or in part by amounts that CoreComm Newco is seeking to obtain from Ameritech under its counterclaims. However, it is impossible at this time to predict the outcome of the litigation.

- On March 7, 2002, CoreComm Massachusetts, Inc. (an operating subsidiary of the Company) filed a complaint and request for temporary restraining order against Verizon New England d/b/a Verizon seeking to prevent Verizon Massachusetts from proceeding with its threat to implement an embargo on the ability of CoreComm Massachusetts to place orders for new services pending the resolution of a dispute between the parties over the legitimacy of various charges billed by Verizon in that state. On March 13, 2002, the court denied CoreComm's request for a TRO and Verizon proceeded to implement the threatened service embargo. On April 1, 2002 Verizon filed an answer to CoreComm's complaint along with counterclaims seeking approximately $1.4 million in payment for allegedly past due charges. On April 10, 2002, CoreComm Massachusetts filed an answer to these counterclaims denying the accuracy of Verizon's contentions. The Company does not believe that the embargo will have a material adverse affect on its business, financial condition and/or operating results, and CoreComm Massachusetts intends to defend itself vigorously and pursue all available claims and defenses. However, it is impossible at this time to predict the outcome of this litigation.

                     CoreComm Holdco, Inc. and Subsidiaries

                                   (Unaudited)

NOTE 13. COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED)

- On December 3, 2001, General Electric Capital Corp. filed a lawsuit in the Circuit Court of Cook County, Illinois against CoreComm Limited and MegsINet, Inc., an indirect subsidiary of the Company, seeking approximately $8 million in allegedly past due amounts and the return of equipment under a capital equipment lease agreement between Ascend and MegsINet. GECC is seeking all amounts allegedly owed under the lease as well as repossession of the equipment. On February 19, 2002, the defendants filed a motion to dismiss several of GECC's claims. In response, GECC withdrew its original complaint and on May 1, 2002 filed an amended complaint naming the Company as an additional defendant. Defendants' response to dismiss the amended complaint is presently due on June 5, 2002. Concurrently, on April 12, 2002, GECC filed a second complaint in the Circuit Court of Cook County, Illinois against MegsINet, CoreComm Limited and the Company seeking a court order allowing it to take repossession of its alleged equipment. After a hearing on the matter following defendants' opposition, GECC withdrew its complaint and filed a new action on May 3, 2002, in an effort to supply the court with additional information regarding its alleged rights to the equipment. Defendants' response to dismiss the May 3 complaint is currently due on or before May 23, 2002, and defendants intend to defend themselves vigorously against both complaints and to pursue all available claims and defenses. However, it is impossible at this time to predict the outcome of the litigation.

- On May 25, 2001, KMC Telecom, Inc. and some of its operating subsidiaries filed an action in the Supreme Court of New York for New York County against CoreComm Limited, Cellular Communications of Puerto Rico, Inc., CoreComm New York, Inc. and MegsINet, Inc. On that same date, KMC filed the same cause of action in the Circuit Court of Cook County, IL. Upon defendant's Motion to Stay the New York action, KMC voluntarily dismissed the Illinois litigation and the matter is currently proceeding in New York. KMC contends that it is owed approximately $2 million, primarily in respect of alleged early termination liabilities, under a services agreement and a co-location agreement with MegsINet. The defendants have denied KMC's claims and have asserted that the contracts at issue were signed without proper authorization, that KMC failed to perform under the alleged contracts, and that the termination penalties are not enforceable. The defendants have served discovery and intend to defend themselves in coordination with one of their insurance carriers. On March 27, 2002, certain of the defendants initiated litigation against several former principals of MegsINet seeking indemnification and contribution against KMC's claims.

                     CoreComm Holdco, Inc. and Subsidiaries

                                   (Unaudited)

NOTE 13. COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED)

- On March 1, 2002, Easton Telecom Services, LLC., referred to as Easton LLC, initiated litigation in the Northern District of Ohio against CoreComm Internet Group, Inc. asserting that Easton LLC is the assignee of several rights of Easton Telecom Services, Inc., referred to as Easton Inc., under an asset purchase agreement approved as part of the bankruptcy disposition of Teligent, Inc., and demanding payment of approximately $4.9 million, primarily in respect of alleged early termination penalities, for telecommunications services purportedly provided under alleged contracts between Easton and MegsINet, Inc. Subsequently, on April 18, 2002, Easton filed an amended complaint in the above-referenced matter naming Voyager Information Networks, Inc. as an additional defendant and increasing the amount in dispute to approximately $5.1 million. On May 7, 2002, defendants' filed their answer denying Easton LLC's allegations and asserting multiple defenses, including defenses challenging the validity of the alleged contracts and plaintiffs claim to alleged damages. Defendants intend to defend themselves vigorously and pursue all available claims and defenses. However, it is impossible at this time to predict the outcome of this litigation.

                     CoreComm Holdco, Inc. and Subsidiaries

  Management's Discussion and Analysis of Results of Operations and Financial
                                   Condition

RESULTS OF OPERATIONS

Until December 2001, we were a direct, wholly-owned subsidiary of CoreComm Limited. As a result of prior recapitalization transactions completed as part of the Holdco recapitalization, CoreComm Limited currently owns only approximately 13% of our outstanding common stock. Prior to the completion of the first phase of the Holdco recapitalization, CoreComm Limited operated the same businesses that we currently operate.

From 1998 to 2000, we were in the process of building infrastructure to support a national roll-out according to our original business plan. This business plan required significant capital to fund capital expenditures, operating expenses and debt service. As a result, we historically experienced substantial operating and net losses. In early 2001, we still required significant funds to complete our business plan as originally intended. However, adverse changes in the capital markets, particularly in the telecommunications sector, made it extremely difficult to raise new capital, and we could no longer finance our original business plan. As a result, in 2001, we significantly revised our business plan to focus on our most profitable businesses and geographic areas, and reduce our operational costs and need for capital.

In 2001, we streamlined our strategy and operations to focus on our two most successful and promising lines of business. The first is integrated communications products and other high bandwidth/data/web-oriented services for the business market. The second is bundled local telephony and Internet products for the residential market, with a focus on using Internet interfaces, as well as our call centers, to efficiently sell, install and service our customers.

We have implemented cost savings through a variety of means, including facility consolidation, efficiency improvements, vendor negotiations, network optimization, and headcount reduction. We have reduced network costs and capital expenditures by converting many of our local access lines to more profitable Unbundled Network Element - Platform pricing from Total Service Resale pricing, which provides higher margins. In addition, we were able to reduce the number of facilities established without substantially affecting our service area by leasing enhanced extended local loops from the incumbent local exchange carriers. We have also improved our operating efficiency through improved pricing terms and the elimination of duplicative or unneeded network facilities.

These efficiencies are reflected in the decrease in our expenses of more than $140 million on an annualized basis, as shown in the table below:

                                                                          THREE MONTHS ENDED
                                                                            (IN THOUSANDS)
                                                     % REDUCTION        --------------------------
                                                     Q4'00-Q1'02        MARCH 31,     DECEMBER 31,
                                                     -----------          2002            2000
                                                                        --------------------------
       Operating Expenses                                26%            $48,038        $ 65,002
       Selling, General and Administrative               42%             22,313          38,414
       Corporate Expenses                                55%              1,698           3,759
           Total                                         33%            $72,049        $107,175

                     CoreComm Holdco, Inc. and Subsidiaries


While reducing expenses in all areas of our business, we implemented new low cost revenue initiatives such as launching business communications service to several markets in the Great Lakes region and residential service in the East using existing facilities. As a result of these changes, we are now focused primarily in the Mid-Atlantic and Mid-West regions of the U.S.

In addition, the recapitalization transactions which were completed in 2001 will reduce interest expense and preferred dividends from an aggregate annual total of approximately $53.2 million to approximately $12.3 million, $10.5 million of which is in cash, based on interest rates as of April 13, 2002. As a result of adjusting our assets to fair value in conjunction with the Holdco recapitalization our depreciation and amortization expenses have been reduced.

By the end of 2001, we had completed the implementation of our revised business plan. Going forward, we will continue to monitor all areas of the business for additional cost saving and revenue generating opportunities.

Although we continue to engage in efforts to increase our profitability, we are also investigating other ways to generate cash for our business. In April 2001, as announced by CoreComm Limited, we began evaluating strategic alternatives for our non-CLEC assets and businesses and have retained advisors for the purpose of conducting this review.

THREE MONTHS ENDED MARCH 31, 2002 AND 2001

The increase in revenues to $74,311,000 from $72,811,000 is due primarily to customer acquisition, increased pricing and carrier access billing.

Operating costs include direct cost of sales, network costs and salaries and related expenses of network personnel. Operating costs decreased to $48,038,000 from $63,520,000 due to a decrease in costs as a result of the implementation of our revised business plan.

Selling, general and administrative expenses decreased to $22,313,000 from $30,795,000 due to a decrease in costs as a result of the implementation of our revised business plan.

Corporate expenses include the costs of our officers and headquarters staff, the costs of operating the headquarters and costs incurred for strategic planning and evaluation of business opportunities. Corporate expenses decreased to $1,698,000 from $2,098,000 due to a decrease in costs as a result of the implementation of our revised business plan.

In accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," in April 2000, we recorded a non-cash compensation expense of approximately $29.0 million and a non-cash deferred expense of approximately $31.3 million. From January 1, 2001 to March 31, 2001, $3.2 million of the deferred non-cash compensation was charged to expense. The remaining portion of deferred non-cash compensation was charged to expense between April 1 and December 31, 2001.

We incurred additional costs in connection with our recapitalization of $1,182,000 during the three months ended March 31, 2002.

                     CoreComm Holdco, Inc. and Subsidiaries


Other charges of $119,000 for the three months ended March 31, 2001 are for adjustments relating to our announcement in December 2000 of a reorganization of certain of our operations. These charges include additional employee severance and related costs of $351,000, offset by a reversal of the lease exit provision of $232,000.

At March 31, 2001, we reduced the carrying amount of goodwill related to certain acquisitions by $167,599,000. In connection with the reevaluation of our business plan and the decision to sell non-CLEC assets and businesses, we were required to report all long-lived assets and identifiable intangibles to be disposed of at the lower of carrying amount or estimated fair value less cost to sell. The carrying amount of goodwill related to these acquisitions was eliminated before reducing the carrying amounts of the other assets. The estimated fair value of these businesses was determined based on the information provided by the investment bank retained for the purposes of conducting this sale.

Depreciation expense decreased to $8,881,000 from $12,012,000 primarily as a result of the reduction in the carrying value of our fixed assets as determined by a fair value analysis performed in conjunction with the Holdco recapitalization.

Amortization expense decreased to $1,287,000 from $31,509,000 due to the reduction in the carrying value our of intangible assets as determined by a fair value analysis performed in conjunction with the Holdco recapitalization as well as our adoption of SFAS 142 "Goodwill and Intangible Assets" on January 1, 2002, which required us to cease amortizing goodwill. Amortization expense on our goodwill during the three months ended March 31, 2001 was $31,369,000. Our net loss and our basic and diluted net loss per common share would have been $210,183,000 and $7.36, respectively, had SFAS 142 been in effect for the first quarter of 2001.

Interest expense decreased to $3,559,000 from $4,141,000 primarily due to a reduction in the effective interest rate on our senior secured credit facility. The effective interest rate on our senior secured credit facility during the three months ended March 31, 2002 and 2001 was 6.86% and 9.11%, respectively.

RECENT ACCOUNTING PRONOUNCEMENTS

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," effective for us on January 1, 2002. This statement supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and other related accounting guidance. The adoption of this new standard had no significant effect on our results of operations, financial condition or cash flows.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," effective for us on January 1, 2003. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible fixed assets and the associated asset retirement costs. We are in the process of evaluating the financial statement impact of the adoption of SFAS No. 143.

                     CoreComm Holdco, Inc. and Subsidiaries


In June 2001, the FASB issued SFAS No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method is no longer permitted. SFAS No. 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination that is completed after June 30, 2001. SFAS No. 142 ends the amortization of goodwill and indefinite-lived intangible assets. Instead, these assets must be reviewed annually, or more frequently under some conditions, for impairment in accordance with this statement. This impairment test uses a fair value approach rather than the undiscounted cash flow approach previously required by SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." We adopted SFAS No. 142 on January 1, 2002. The adoption of this new standard had no significant effect on our results of operations, financial conditions or cash flows other than amortization of goodwill ceased on January 1, 2002.

LIQUIDITY AND CAPITAL RESOURCES

We anticipate that we will have sufficient cash and cash equivalents on hand to fund our operations, capital expenditures and debt service in 2002. By the end of 2002, we anticipate that we will be generating enough cash from our operations, which is net of cash interest expense, to fund our anticipated capital expenditures. However, we anticipate that we and our subsidiaries will not generate sufficient cash from operations to repay at maturity the entire principal amount of our outstanding indebtedness. We intend to repay these amounts through refinancings of this debt, or through other sources of financing. However, our ability to raise additional capital in the future will be dependent on a number of factors, such as our results of operations, the amount of our indebtedness, and also general economic and market conditions, which are beyond our control. If we are unable to obtain additional financing or to obtain it on favorable terms, we may be required to further reduce our operations, forego attractive business opportunities, or take other actions which could adversely affect our business, results of operations and financial condition.

As of March 31, 2002, we had debt, which consists of a $156.1 million senior secured credit facility, approximately $16.6 million in principal amount of 10.75% Unsecured Convertible PIK Notes due 2011, and approximately $9.7 million of capital leases. Debt service on the senior secured credit facility includes approximately $10.5 million in interest expense in each of 2002 and 2003 and $10.2 million in 2004, on an annualized basis, based on the interest rates as of April 13, 2002, as well as quarterly amortization and principal reductions which total $0 in 2002, $1,950,000 in 2003, and $9,750,000 in 2004. We have made interest payments of approximately $2.7 million for our senior secured credit facility during the three months ended March 31, 2002. The 10.75% Unsecured Convertible PIK Notes due 2011 have no cash interest payments, and are not due until 2011. Our capital leases have $9.4 million due during the remainder of 2002, and $0.3 million due for the remainder of their terms. However, approximately $8.3 million of these capital leases are obligations of our subsidiary, MegsINet, Inc. and are not obligations of CoreComm Holdco. MegsINet, Inc. is currently in settlement discussions with the holders of these leases. In addition, at March 31, 2002, our current liabilities exceed our current assets by approximately $88 million.

                     CoreComm Holdco, Inc. and Subsidiaries

We still have significant expected capital expenditures even after the implementation of our modified business plan. Under our revised business plan, capital expenditures have been significantly reduced from prior levels. Total actual capital expenditures for the three months ended March 31, 2002, described as cash used to purchase fixed assets in our cash flow statement, were approximately $2.4 million. According to our current plans, capital expenditures are expected to be approximately $7.4 million for the remainder of 2002 and $9.5 million and $14.2 million in 2003 and 2004, respectively. These future capital expenditures will depend on a number of factors relating to our business, in particular the growth level, geographic location and services provided to new customers added during these years. Capital expenditures in future years will also depend on the availability of capital and the amount of cash, if any, generated by operations, which may impact our capital decisions relating to initiatives such as, for example, network expansion and the implementation of upgrades to our information services platforms.

In the first quarter of 2002, net cash provided by operations was approximately $4.5 million. This represents an improvement in cash from operations of approximately $92 million on an annualized basis as compared to the first quarter of 2001. Continued execution of our business plan, including revenue growth in more profitable areas and continued expense reduction, are expected to continue to improve our financial results. An inability to generate cash from operations and/or raise additional financing may effect our ability to meet our cash requirements, which may have an adverse affect on us, and potentially our viability as an ongoing business.

In addition, we are a holding company with no significant assets other than cash and securities and investments in, and advances to, our subsidiaries. We are, therefore, likely to be dependent upon receipt of funds from our subsidiaries to meet our own obligations. However, our subsidiaries' debt agreements prevent the payment of dividends, loans or other distributions to us, except in limited circumstances. However, the limited permitted circumstances of distributions from our subsidiaries may be sufficient for our operations, because nearly all of the uses of funds described above are cash requirements of our subsidiaries.

Depending upon the success of the execution of our business plan, additional capital raising may not be necessary in the foreseeable future. However, we cannot assure you that:

         (a) we will be able to refinance our indebtedness as it comes due;

         (b) actual costs will not exceed the amounts estimated in our business plan or that additional funding will not be required;

         (c) we and our subsidiaries will be able to generate sufficient cash from operations to meet capital requirements, debt service and other obligations when required;

         (d) we will be able to access this cash flow;

                     CoreComm Holdco, Inc. and Subsidiaries

     (e) we will be able to sell assets or businesses, 75% or more of the net proceeds from a sale may be required to be used to repay indebtedness; or

     (f) we will not be adversely affected by interest rate fluctuations.

We anticipate that we and our subsidiaries will not generate sufficient cash from operations to repay at maturity the entire principal amount of our outstanding indebtedness. Accordingly, we may be required to consider a number of measures, including: (a) refinancing all or a portion of this indebtedness,
(b) seeking modifications to the terms of this indebtedness, (c) seeking additional debt financing, which may be subject to obtaining necessary lender consents, (d) seeking additional equity financing, or (e) a combination of the foregoing. We are currently in compliance with all required ratios and covenants contained in agreements governing our outstanding indebtedness.

The following table shows our aggregate cash interest expense and principal payments on our existing long term debt, anticipated estimated capital expenditures, payments on capital leases and other debt, as well as the sources of funds that we expect to use to meet these cash requirements through 2004.

                                     NINE MONTHS ENDED
                                        DECEMBER 31,
                                            2002             2003       2004     SOURCE OF FUNDS
                                     ------------------      ----       ----     ---------------
                                       (IN MILLIONS)
Cash Interest Expense on                    $7.8             $10.5      $10.2    Cash and cash equivalents on hand and cash
existing Long-term debt (1)                                                      from operations

Estimated Capital Expenditures (2)           7.4               9.5      14.2     Cash and cash equivalents on hand and cash
                                                                                 from operations

Principal Payments on existing                -               1.95       9.75    For 2002 and 2003, Cash and cash equivalents
Long-term debt (3)                                                               on hand and cash from operations;

                                                                                 For 2004, cash and cash equivalents on hand, cash
                                                                                 from operations, and, if required, refinancing
                                                                                 sources or other sources of financing (4).

Payments on Capital Leases                   9.4              0.3          -     Approximately $8.3 million of these capital
                                                                                 leases are obligations of our subsidiary,
                                                                                 MegsINet, Inc. and are not obligations of
                                                                                 CoreComm Holdco.  MegsINet, Inc. is
                                                                                 currently in settlement discussions with the
                                                                                 holders of these leases (5);

                                                                                 For the remaining amounts, cash and cash
                                                                                 equivalents on hand and cash from operations
                                           ----------------------------------
                                           $24.6            $22.25     $34.15
                                           =================================

(1) The only long term debt of ours that requires cash interest expense is our $156.1 million senior secured credit facility. The amounts in the table are based on our current interest rate of 6.75%, which is in effect through October 12, 2002, and assume principal reductions as required in the facility.

                     CoreComm Holdco, Inc. and Subsidiaries

(2) Future capital expenditures will depend on a number of factors relating to our business, in particular the growth level, geographic location and services provided to new customers added during these years.

(3) Principal payments indicated are amortization and principal reductions under our senior secured credit facility.

(4) Refinancing sources may include, for example, a new bank facility used to repay these amounts; other sources of financing may include capital raised through new debt or equity financing or asset sales. There can be no assurance that we will be able to refinance our indebtedness or raise the required funds.

(5) Approximately $8 million of the capital lease obligations of MegsINet, Inc. are the subject of current litigation.

Although we believe that our plans, intentions and expectations as reflected in or suggested by these forward-looking statements are reasonable as of the date of this prospectus, we can give no assurance that our plans, intentions and expectations will be achieved in a timely manner if at all.

Our outstanding indebtedness is described in further detail in the subsequent paragraphs:

In April 2001, CoreComm Limited entered into a $156.1 million Amended and Restated Credit Agreement with The Chase Manhattan Bank that amends and restates the term loan facility and revolving credit facility that closed in September 2000. As of January 25, 2002, there was $106.1 million outstanding under the term loan facility and $50.0 million outstanding under the revolving credit facility. The term loan facility will amortize in quarterly installments of principal commencing on December 31, 2003 with a final maturity on September 22, 2008. The revolving credit facility shall be automatically and permanently reduced in increasing quarterly installments of principal commencing on December 31, 2003 with a termination date on September 22, 2008. Total annual principal payments are as follows: $1,950,000 (2003); $9,750,000 (2004); $23,550,000
(2005); $50,700,000 (2006); $39,000,000 (2007) and $29,350,000 (2008). In the
event that any of the remaining approximately $4.75 million in principal amount of public notes not owned by us have not been converted or refinanced on or prior to April 1, 2006, then the facilities become payable in full on April 1, 2006. The interest rate on both the term loan facility and the revolving credit facility is, at our option, either 3.5% per annum plus the base rate, which is the higher of the prime rate or the federal funds effective rate plus 0.5% per annum, or the reserve-adjusted London Interbank Offered Rate plus 4.5% per annum. Beginning October 12, 2001 and ending April 12, 2002, the interest rate was 6.86%. Beginning April 13, 2002 and ending October 12, 2002, the interest rate is 6.75%. Interest is payable at least quarterly. The commitment fee on the unused portion of the commitments is 1.25% per annum payable quarterly, subject to reduction to 1% per annum based upon the amount borrowed under the facilities.

                     CoreComm Holdco, Inc. and Subsidiaries

In April 2001, we and CoreComm Limited issued, as joint and several obligors, to NTL Incorporated a convertible note in the aggregate principal amount of $15 million. This note will mature in April 2011. Interest on the note is at an annual rate of 10.75% payable semiannually on October 15 and April 15 of each year, commencing October 15, 2001. The interest is payable in kind by the issuance of additional unsecured convertible notes in principal amount equal to the interest payment that is then due. Additional unsecured convertible PIK note 5, dated October 15, 2001 and April 15, 2002, were issued in the principal amount of approximately $0.8 million and $0.9 million, respectively, as an interest payment. The additional notes issued for interest will have an initial conversion price equal to the greater of $1.00 and 120% of the weighted average closing price of CoreComm Limited common stock for a specified period. The April 2001 note and the October 2001 note are each convertible into CoreComm Limited common stock prior to maturity at a conversion price of $1.00 per share, subject to adjustment. However, NTL, which is the holder of these notes entered into letter agreements relating to the conversion feature of these notes and of the additional notes issued under these notes, following the acceptance of shares under the exchange offer for CoreComm Limited common stock. Through those letter agreements, consistent with the original terms of the notes, we and CoreComm Limited have agreed to exercise our right under these notes so that, following our accepting shares of CoreComm Limited common stock in the exchange offers, the convertibility feature of these notes will be altered so that rather than the notes being convertible into shares of CoreComm Limited common stock, they will become convertible into shares of our common stock. At that time, the conversion prices of these notes will be equitably adjusted by applying the exchange ratio in the exchange offer for CoreComm Limited common stock, which results in a new conversion price of $38.90 per share of our common stock for each of these notes. NTL has agreed not to exercise its rights to convert any of these notes into CoreComm Limited common stock until August 5, 2002, unless that right has previously ceased as described above. In the event that we do not accept shares of CoreComm Limited common stock in the exchange offers, the conversion feature of these notes would remain into CoreComm Limited common stock. These notes are redeemable, in whole or in part, at our option, at any time after April 12, 2003, at a redemption price of 103.429% that declines annually to 100% in April 2007, in each case together with accrued and unpaid interest to the redemption date.

In October 1999, CoreComm Limited issued $175 million principal amount of public notes, and received net proceeds of $168.5 million. In April 2001, $10,250,000 aggregate principal amount of these notes was converted into approximately 374,000 shares of CoreComm Limited's common stock. As part of the Holdco recapitalization, on December 17, 2001, $160 million principal amount of the public notes were exchanged for 1,456,806 common shares of our common stock and the payment of the October 2001 interest payment of approximately $4.8 million. The exchange offer for the public notes is our attempt to exchange the remaining $4.75 million principal amount of the public notes not owned by us for an aggregate amount of approximately 43,248 shares of our common stock and $142,500 in cash.

                     CoreComm Holdco, Inc. and Subsidiaries

Holdco Recapitalization

In 2001, CoreComm Limited entered into agreements with holders of its public notes whereby the holders agreed, to exchange their notes as part of the Holdco recapitalization. The exchange for $160 million principal amount of public notes was completed in December 2001, including the payment of the approximately $4.8 million by CoreComm Limited.

On December 28, 2001, we completed the exchange of shares of our common stock for substantial amounts of the outstanding indebtedness of CoreComm Limited, substantial amounts of our outstanding indebtedness as co-obligors with CoreComm Limited and all of the outstanding preferred stock of CoreComm Limited. This exchange was completed under an exchange agreement with CoreComm Limited and

         (1) holders of 10.75% Unsecured Convertible PIK Notes due 2011 and 10.75% Senior Unsecured Convertible PIK Notes due 2010, which were a joint obligation of CoreComm Holdco and CoreComm Limited, in the initial principal amounts of $10,000,000 and $16,100,000,

         (2) the holders of Senior Unsecured Notes due September 29, 2003 of CoreComm Limited in the principal amount of $105.7 million, and

         (3) the holders of all of the preferred stock of CoreComm Limited, with respect to the initial liquidation preference of $301 million.

In December 2001, in connection with the Holdco recapitalization, we and CoreComm Limited were granted an exception by Nasdaq, absent which we and CoreComm Limited would have had to obtain stockholder approval prior to the completion of the Holdco recapitalization. Accordingly, following the consummation of the merger, we anticipate, based on conversations with Nasdaq, that we will become the Nasdaq listed entity and will be subject to the continued inclusion requirements of the Nasdaq National Market. If we fail to meet the continued inclusion requirements, we believe that not being listed on the Nasdaq National Market would have an adverse effect on the trading prices of our common stock and would adversely affect the liquidity of the shares of common stock held by our stockholders. In addition, not being listed may cause future financing to be more difficult, more expensive or both.

Contractual Obligations and Commercial Commitments

On January 22, 2002, the Securities and Exchange Commission issued FR-61, Commission Statement about Management's Discussion and Analysis of Financial Condition and Results of Operations. The release sets forth views of the Securities and Exchange Commission regarding disclosure that should be considered by registrants. Our contractual obligations and commercial commitments are summarized below.

                     CoreComm Holdco, Inc. and Subsidiaries

The following table includes aggregate information about our contractual obligations as of March 31, 2002 and the periods in which payments are due:

                                                     PAYMENTS DUE BY PERIOD
CONTRACTUAL                                  LESS THAN 1     1-3              4-5        AFTER 5
OBLIGATIONS                     TOTAL           YEAR        YEARS            YEARS        YEARS
-----------                     -----        -----------    -----            -----       -------
                                                         (IN THOUSANDS)

Long-Term Debt (1)             $172,699      $     --      $ 15,600      $ 81,900      $ 75,199
Capital Lease Obligations         9,670         9,426           244            --            --
Operating Leases                 29,490         7,477        10,684         6,738         4,591
Unconditional Purchase
   Obligations                     none            --            --            --            --
Other Long-Term
   Obligations                     none            --            --            --            --
                               -----------------------------------------------------------------
Total Contractual
   Cash Obligations            $211,859      $ 16,903      $ 26,528      $ 88,638      $ 79,790
                               =================================================================

(1) Long-term debt includes the senior secured credit facility of $156,100,000 and the 10.75% Unsecured Convertible PIK Notes due April 2011 of $16,599,000 including accrued PIK interest.

The following table includes aggregate information about our commercial commitments as of March 31, 2002. Commercial commitments are items that we could be obligated to pay in the future. They are not required to be included in the consolidated balance sheet.

                                                                   AMOUNT OF COMMITMENT
   OTHER                                                           EXPIRATION PER PERIOD
 COMMERCIAL            TOTAL AMOUNTS         LESS THAN 1           1 - 3              4 - 5            OVER 5
 COMMITMENTS            COMMITTED               YEAR               YEARS              YEARS            YEARS
 -----------            ---------            -----------           -----              -----            -----
                                                               (IN THOUSANDS)
Guarantees                   none             $    -                  -                  -               -
Lines of Credit              none                  -                  -                  -               -
Standby Letters
of Credit                    none                  -                  -                  -               -
Standby Repurchase
Obligations                  none                  -                  -                  -               -
Other Commercial
Commitments                $5,700             $5,700                  -                  -               -
                       --------------------------------------------------------------------------------------
Total Commercial
Commitments                $5,700             $5,700                  -                  -               -
                       ======================================================================================

                     CoreComm Holdco, Inc. and Subsidiaries

CONSOLIDATED STATEMENT OF CASH FLOWS

For the three months ended March 31, 2002, cash provided by operating activities was $4,544,000 in comparison to cash used in operating activities of $18,555,000 for the three months ended March 31, 2001. The change in cash flow is primarily due to the implementation of our revised business plan.

For the three months ended March 31, 2002, cash used to purchase fixed assets increased to $2,405,000 from $530,000 in the three months ended March 31, 2001, which reflects increased purchases of operating equipment to improve and expand our network.

Proceeds from borrowings, net of financing costs, of $9,736,000 was from the borrowings under the senior secured credit facility in January 2001.

                     CoreComm Holdco, Inc. and Subsidiaries

           Quantitative and Qualitative Disclosures about Market Risk

The SEC's rule related to market risk disclosure requires that we describe and quantify our potential losses from market risk sensitive instruments attributable to reasonably possible market changes. Market risk sensitive instruments include all financial or commodity instruments and other financial instruments, such as investments and debt, that are sensitive to future changes in interest rates, currency exchange rates, commodity prices or other market factors. We are not exposed to market risks from changes in foreign currency exchange rates or commodity prices. We do not hold derivative financial instruments nor do we hold securities for trading or speculative purposes. Under our current policies, we do not use interest rate derivative instruments to manage our exposure to interest rate changes.

The fair market value of long-term fixed interest rate debt is subject to interest rate risk. Generally the fair market value of fixed interest rate debt will increase as interest rates fall and decrease as interest rates rise. The carrying amount of the variable rate senior secured credit facility approximates the fair value. The fair value of our other notes payable are estimated using discounted cash flow analyses, based on our current incremental borrowing rates for similar types of borrowing arrangements.

                            INTEREST RATE SENSITIVITY
                              AS OF MARCH 31, 2002
                      PRINCIPAL AMOUNT BY EXPECTED MATURITY
                              AVERAGE INTEREST RATE
                                 (IN THOUSANDS)

                          FOR THE
                           NINE
                          MONTHS
                          ENDING
                         DECEMBER 31,                            FOR THE YEARS ENDING DECEMBER 31,                      FAIR VALUE
                           2002         2003         2004         2005         2006            THEREAFTER     TOTAL       3/31/02
                        ----------------------------------------------------------------------------------------------------------
Long-term debt,
  including current
Portion Fixed rate         $ -          $  -         $ -          $ -           $ -            $ 16,599      $ 16,599    $ 16,599

Average interest rate                                                                            10.75%
Fixed rate                 $ -          $ 1,950      $ 9,750      $25,350       $50,700        $ 68,350      $156,100    $156,100
Average interest rate                   Libor +      Libor +      Libor +       Libor +        Libor +
                                        4.5%  or     4.5%  or     4.5%  or      4.5%  or       4.5%  or
                                        base rate    base rate    base rate     base rate      base rate
                                        + 3.5%       + 3.5%       + 3.5%        + 3.5%         + 3.5%

                              THE EXCHANGE OFFERS

BACKGROUND AND PURPOSE

     From 1998 to 2000, CoreComm Limited was in the process of building infrastructure to support a national roll-out according to its original business plan. This business plan required significant capital to fund capital expenditures, operating expenses and debt service. In early 2001, CoreComm Limited still required significant funds to complete its business plan as originally intended. However, adverse changes in the capital markets, particularly in the telecommunications sector, made it extremely difficult to raise new capital, and CoreComm Limited could no longer finance its original business plan. As a result, in 2001 CoreComm Limited significantly revised its business plan to focus on its most profitable businesses and geographic areas, and to reduce its operational costs and need for capital. These changes were generally successful, as evidenced by the significant improvement in financial results during 2001.

     However, CoreComm Limited still had a significant amount of debt and preferred stock. Despite the improvement to operations, CoreComm Limited did not expect that it would generate enough cash from operations to cover all of its debt service and other obligations. In late 2001, CoreComm Limited developed a plan to reduce the amount of its outstanding debt and the significant cash outlays needed to service its debt, as well as its preferred stock and associated dividend payments. The goal was to strengthen its financial position, give CoreComm Limited a chance to participate in future industry consolidation and financings, and avoid the prospect of a Chapter 11 bankruptcy filing. CoreComm Limited believed that the completion of the first phase of the Holdco recapitalization in December 2001 was imperative because CoreComm Limited faced significant cash obligations in January 2002.

     On October 31, 2001, CoreComm Limited first announced a two-phase recapitalization plan whereby it would recapitalize up to approximately $600 million of its approximately $786 million of debt and preferred stock. In December 2001, the first phase of this plan was completed, in which CoreComm Holdco issued approximately 87% if its outstanding common stock to holders of debt of CoreComm Limited and CoreComm Holdco and preferred stock of CoreComm Limited. Please see the three charts contained in the section of this prospectus entitled "Prospectus Summary" for an illustration of the corporate structure of CoreComm Limited and CoreComm Holdco, prior to the commencement of the Holdco recapitalization, in their current form and assuming the completion of the Holdco recapitalization.

     In addition to the Holdco recapitalization, CoreComm Limited considered other strategic alternatives to improve its financial condition. Of all of the options, CoreComm Limited's board of directors determined that the Holdco recapitalization was the most likely to succeed. Other options CoreComm Limited considered were:

     - Business Combinations. CoreComm Limited initiated preliminary talks about possible business combinations with several parties. However, these activities were not expected to be successful due to the fact that nearly all companies in the telecommunications sector were facing similar circumstances, and therefore these transactions would not necessarily improve the financial position of CoreComm Limited. In addition, these transactions would likely have triggered change of control provisions contained in a significant amount of CoreComm Limited's debt securities which would have accelerated a significant amount of CoreComm Limited's debt and worsened CoreComm Limited's financial condition.

     - Asset sales. CoreComm Limited has considered, and is continuing to consider, the divestiture of its non-core assets which include the Voyager business and its Local Multipoint Distribution System licenses. Due to the depressed telecommunications market, CoreComm Limited has yet to receive an offer that it deems fair for these assets.

     The negotiation process relating to the recapitalization began in October 2001, and was completed in December 2001. At the direction of the board of directors of CoreComm Limited, Michael Peterson, our Executive Vice
President -- Chief Operating Officer and Chief Financial Officer, held negotiations with large holders of CoreComm Limited's and CoreComm Holdco's debt and preferred securities. These negotiations culminated in agreements with holders of the public notes and in the exchange agreement with holders of other debt and preferred securities of CoreComm Limited and CoreComm Holdco as described below. At the time of these agreements, the board of directors and officers of CoreComm Limited and CoreComm Holdco were the same individuals, and these individuals acted in both capacities during the negotiation process with the holders of debt and preferred stock of CoreComm Limited and CoreComm Holdco.

     The board of directors and officers of CoreComm Limited represented the interests of the holders of CoreComm Limited common stock in the negotiation process of the Holdco recapitalization. Under the terms of the exchange agreement described below, the holders of CoreComm Limited common stock, including holders of warrants exercisable for CoreComm Limited common stock, would be entitled to approximately 13% of the recapitalized company. This percentage was negotiated and unanimously approved by CoreComm Limited's entire board of directors including the directors who were not parties to the exchange agreement, and was agreed to by the holders of debt and preferred stock who entered into the exchange agreement. As of September 2001, the CoreComm Limited common stock was junior in CoreComm Limited's capital structure to securities with an aggregate principal amount or liquidation preference of approximately $786 million, as well as to trade payables which represented additional obligations senior to the CoreComm Limited common stock. In transactions similar to the Holdco recapitalization, holders of junior securities often receive no compensation until senior securities are fully repaid and/or attain their full value, if ever. In a liquidation or bankruptcy scenario, it seemed very likely that CoreComm Limited would be valued at less than the aggregate principal amount/liquidation preference of its senior securities, which would leave no value for the holders of CoreComm Limited common stock. In addition, the common stock of Holdco issued to, or to be issued to, the holders of the $164.75 million of public notes in the aggregate represents approximately 5% of the recapitalized company as discussed below. For all of the above reasons, CoreComm Limited's board of directors unanimously thought the 13% ownership was fair to the holders of CoreComm Limited common stock.

  THE HOLDCO RECAPITALIZATION

     In early October 2001, CoreComm Limited commenced the first phase of the Holdco recapitalization in an attempt to exchange all of its outstanding public notes into equity of a restructured company. CoreComm Limited initially held discussions with a single large holder of public notes regarding the Holdco recapitalization. Following this initial discussion, CoreComm Limited also held discussions with other holders of public notes, some of whom CoreComm Limited contacted and some of whom approached CoreComm Limited. In total, CoreComm Limited offered to exchange 99% of the outstanding public notes. Limited did not give these holders a deadline prior to when they had to decide whether or not to exchange their public notes.

     As described below, CoreComm Limited and CoreComm Holdco successfully negotiated with many of these holders to exchange their public notes for a cash payment equal to an overdue interest payment and common stock representing an aggregate of 5% of CoreComm Holdco. By the end of October, CoreComm Limited entered into agreements with 31 of these holders of public notes with respect to approximately $147.15 million in aggregate principal amount, representing approximately 89% of the outstanding public notes. Between November 2001 and December 2001, CoreComm Limited entered into agreements with three additional holders representing $7.85 million in aggregate principal amount, bringing the total principal amount to $155.0 million, representing approximately 94% of the outstanding public notes. All of these agreements were on the same material terms. Under the terms of these agreements, these holders received an aggregate of approximately $4.65 million in cash, which was equivalent to the amount of the October 1, 2001 interest payment due to these holders which had not previously been paid, and 1,411,278 shares of CoreComm Holdco common stock, which represented the holders' proportionate share of 5% of the recapitalized company. Please refer to the section of the prospectus entitled "Description of Capital Stock -- The Public Note Agreements."

     In December 2001, SCI Global Hedge Fund, a holder of $5.0 million in principal amount of public notes, indicated that, rather than accepting the terms described above, it wanted more cash for its public notes. However, CoreComm Limited was unable to pay any additional cash due to restrictions contained in its senior secured credit facility. Therefore, in order to induce SCI to sell its notes, Thomas Gravina, our current President and Chief Executive Officer and a director and Michael Peterson, our current Executive Vice President -- Chief Operating Officer, Chief Financial Officer and a director, agreed to immediately personally fund the additional cash required to satisfy SCI's condition to complete the transaction. In return, CoreComm Holdco agreed that, at the time the other transactions in the first phase of the Holdco recapitalization were completed, it would issue the same number of shares that it would have issued to SCI under the terms of the other public note exchanges, to Messrs. Gravina and Peterson. Under agreements that were entered into, Messrs. Gravina and Peterson paid $3,750 each to SCI, CoreComm Limited paid the amount of the October 1, 2001 interest payment to SCI, and all of SCI's public notes were transferred to CoreComm Holdco. Upon completion of the first phase of the Holdco recapitalization at the end of December 2001, Messrs. Gravina and Peterson each received 22,764 shares of CoreComm Holdco common stock which, in the aggregate, equals the number of shares of common stock that CoreComm Holdco would have issued to SCI if SCI had exchanged all of its public notes on the terms described in the preceding paragraph. Including this transaction, the total principal amount of public notes exchanged was $160 million, representing approximately 97% of the outstanding public notes.

     The first phase of the Holdco recapitalization also included other debt and preferred securities being exchanged for equity of the restructured company. In early November 2001, CoreComm Limited commenced negotiations with holders of its Senior Unsecured Notes due September 29, 2003, holders of the 10.75% Unsecured Convertible PIK Notes due 2011 and 10.75% Senior Unsecured Convertible PIK Notes due 2010, both of which were joint obligations of CoreComm Limited and CoreComm Holdco, and holders of its preferred stock, in an attempt to exchange all of these securities for equity of the restructured company. The terms of the exchanges were determined during extensive negotiations with each of the holders. The relevant factors in these negotiations were the amounts, the seniority and other terms of the securities being exchanged. Since several of these holders held more than one of these securities, the terms of the exchange were negotiated in consideration of these holders' overall holdings rather than on a per security basis. CoreComm Limited did not give a deadline with respect to when these holders had to decide whether or not to exchange their securities. On December 14, 2001, CoreComm Limited and CoreComm Holdco entered into a single exchange agreement with:

          (1) all four holders of Senior Unsecured Notes due September 29, 2003 of CoreComm Limited with respect to 100% of the $105.7 million in outstanding principal amount of these notes, including approximately $16.8 million in principal amount, held by Thomas Gravina, who was an affiliate of CoreComm Limited at that time;

          (2) all four holders of 10.75% Senior Unsecured Convertible PIK Notes due 2010 with respect to 100% of the $16.1 million in outstanding principal amount of these notes, including approximately $15.6 million in principal amount held by Barclay Knapp, George Blumenthal and Richard Lubasch, each of whom was an affiliate of CoreComm Limited at that time;

          (3) Booth American Company, which was an affiliate of CoreComm Limited at that time and one of the two holders of 10.75% Unsecured Convertible PIK Notes due 2011, with respect to the initial principal amount of $10.0 million, representing 40% of the then outstanding principal amount of these notes; and

          (4) all five holders of the preferred stock of CoreComm Limited, with respect to the initial liquidation preference of $301 million, representing 100% of CoreComm Limited's outstanding preferred stock and including approximately $51.1 million in liquidation preference held by Booth American Company, which was an affiliate of CoreComm Limited at that time.

     Under this exchange agreement, CoreComm Holdco issued 24,600,000 shares of its common stock on December 28, 2001 in exchange for the securities set forth above, representing approximately 82% of the outstanding common stock. This issuance under the exchange agreement included the following shares being issued to our current officers, directors and affiliates:

          (1) 10,200,000 shares, including 591,303 shares to The Florence Karp Trust of which Mr. Karp disclaims beneficial ownership, to Michael Karp, currently a holder of over 10% of our common stock;

          (2) 6,000,000 shares to Booth American Company, currently a holder of over 10% of our common stock and whose affiliate Ralph H. Booth, II, is currently one of our directors;

          (3) 3,240,000 shares to Thomas J. Gravina, currently our President and Chief Executive Officer, one of our directors and currently a holder of over 10% our common stock;

          (4) 3,240,000 shares to Debra Buruchian, currently a holder of over 10% of our common stock;

          (5)  1,200,000 shares to Barclay Knapp, currently our Chairman; and

          (6) 600,000 shares to George S. Blumenthal, currently our Chairman Emeritus and one of our directors.

The balance of this issuance included 65,454 shares to Richard Lubasch and 54,546 shares to Ted McCourtney. Please refer to the section of the prospectus entitled "Description of Capital Stock -- The Exchange Agreement."

     All shares of CoreComm Holdco common stock beneficially owned by our officers as of the commencement of the exchange offers were obtained by them in the first phase of the Holdco recapitalization. Our officers and directors exchanged public notes, as well as other debt and preferred securities, for an aggregate of 3,703,674 shares of CoreComm Holdco common stock. Additionally, each of Mr. Gravina and Mr. Peterson received 22,764 shares of CoreComm Holdco common stock from us for an aggregate of $3,750 each in order to induce SCI, the holder of $5.0 million in principal amount of public notes to transfer the public notes that it held as described above. Upon completion of the Holdco recapitalization, we expect our officers, directors and affiliates, together with their affiliates, to have beneficial ownership of our securities as set forth in the following table:

                                                    AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP
                                                --------------------------------------------------
                                                             EXERCISABLE
                                                              OPTIONS,
OFFICERS, DIRECTORS                               COMMON         AND
AND AFFILIATES                                    STOCK      WARRANTS(1)     TOTAL      PERCENT(2)
-------------------                             ----------   -----------   ----------   ----------
All officers as a group.......................   4,328,262     862,500      5,190,762     16.82%
All directors as a group......................  11,156,550     854,499     12,011,049     38.93%
All affiliates as a group.....................  24,596,550     919,497     25,516,047     82.52%

---------------

(1) Includes shares of common stock purchasable upon the exercise of options which are exercisable or become so in the next 60 days and warrants.

(2) Includes common stock, exercisable options and warrants.

     Other actions taken as part of the Holdco recapitalization are:

     - In December 2001, the credit agreement governing our senior secured facility was amended to permit the Holdco recapitalization to occur.

     - On December 17, 2001, Nasdaq granted CoreComm Limited an exception to Nasdaq's stockholder approval requirements, thereby permitting the Holdco recapitalization to proceed without a vote of the stockholders of CoreComm Limited because requiring a stockholder vote would seriously jeopardize the financial viability of CoreComm Limited.

     - In December 2001, we consummated other transactions to eliminate additional amounts of our outstanding indebtedness.

     - On December 17, 2001, CoreComm Holdco adopted a stockholder rights plan. Please refer to the section of the prospectus entitled "Description of Capital Stock -- The Stockholder Rights Plan."

     - On December 18, 2001, the indenture governing the public notes was amended to:

      - delete the provision requiring that any offer by CoreComm Limited to all holders of public notes to purchase their public notes be made in accordance with the purchase offer procedures originally set forth in the indenture;

      - delete the provision providing that upon any change in control of CoreComm Limited each holder of public notes has the right to require CoreComm Limited to repurchase all or any part of that holder's public notes at the price set forth in the indenture and in accordance with the purchase offer procedures set forth in the indenture; and

      - delete the restriction on CoreComm Limited's ability to dispose of all or substantially all of its properties to another corporation.

     The exchange offers and related transactions described in this prospectus comprise the second phase of the Holdco recapitalization, which is to (1) exchange CoreComm Limited common stock for common stock of CoreComm Holdco and
(2) exchange $4.75 million of public notes for a cash payment and common stock of CoreComm Holdco and a cash payment.

  RELATED MATTERS

     On March 28, 2002, the holders of the $4.75 million in principal amount of outstanding public notes that were not held by CoreComm Holdco were paid the interest payment that was due on October 1, 2001, together with interest accrued on that payment to March 28, 2002, by CoreComm Holdco. This payment was made to holders of record as of March 18, 2002 and equaled an aggregate of $30.89 per $1,000 principal amount of public notes held, for a total payment of $146,728. CoreComm Holdco waived its right to these payments with respect to the $160 million in principal amount of public notes that it holds.

     The auditors of CoreComm Limited have included a going concern explanatory paragraph in their audit report for CoreComm Limited for the year ended December 31, 2001, which states that CoreComm Limited's liquidity problem raises substantial doubt about CoreComm Limited's ability to continue as a going concern. The auditors of CoreComm Holdco have not included a going concern explanatory paragraph in their audit report of CoreComm Holdco for the year ended December 31, 2001. The credit agreement governing our senior secured credit facility was further amended in March 2002 to permit the completion of the second phase of the Holdco recapitalization.

EFFECT OF THE EXCHANGE OFFERS

     CoreComm Holdco plans, as soon as practicable after the completion of the exchange offers, to transfer all shares of CoreComm Limited common stock that it accepts in the exchange offers to a newly formed, wholly-owned subsidiary and to have this subsidiary merge into CoreComm Limited with CoreComm Limited surviving the merger as a wholly-owned subsidiary of CoreComm Holdco. The issuance of shares of Holdco common stock in the exchange offers and the merger will not increase the number of shares of Holdco common stock outstanding as we plan to exercise our right granted to us under the intercompany exchange agreement that we entered into with CoreComm Limited on December 14, 2001 requiring CoreComm Limited to deliver to us that number of shares of our common stock that we request. We intend to request that CoreComm Limited surrender, immediately following the merger, all shares of our common stock that it owns, other than the number of shares of our common stock deliverable upon conversion of public notes neither tendered in the exchange offer for public notes nor converted prior to the completion of the merger. Thus, CoreComm Limited will be a wholly-owned subsidiary of CoreComm Holdco and will have little or no material assets following consummation of the exchange offers and the merger. Please refer to the section of the prospectus entitled "Certain Relationships and Related Transactions -- Intercompany Exchange Agreement."

     CoreComm Holdco will retain all public notes tendered and accepted in the exchange offers. As described above, CoreComm Holdco will transfer all shares of CoreComm Limited common stock tendered and accepted in the exchange offers to a newly formed, wholly-owned subsidiary in order to consummate the merger.

     If the merger is consummated, any shares of CoreComm Limited common stock not tendered and accepted will be converted into shares of CoreComm Holdco common stock in the merger and any public notes not tendered and accepted will remain outstanding obligations solely of CoreComm Limited, which will hold virtually no material assets following the completion of the Holdco recapitalization and may not be able to meet its obligations under the public notes. Immediately following the consummation of the merger, the 10.75% Unsecured Convertible PIK Note due 2011 and the additional notes issued under the terms of that note, all outstanding warrants exercisable into shares of CoreComm Limited common stock and all outstanding public notes will become exercisable or convertible into shares of CoreComm Holdco common stock. None of the outstanding options exercisable into shares of CoreComm Limited common stock will become exercisable into shares of CoreComm Holdco common stock. Please see the sections of the prospectus entitled "-- Change of Control" and "-- Option Plans."

  CHANGE OF CONTROL

     Upon the consummation of the merger, a change of control of CoreComm Limited will result under the terms of CoreComm Limited's outstanding warrants and outstanding public notes. Under the merger, holders of shares of CoreComm Limited common stock not tendered and accepted into the exchange offers would receive the same consideration as they would have received if their shares were tendered and accepted. Under the terms of the outstanding warrants and outstanding public notes, consummation of the merger would cause the warrants and outstanding public notes to become immediately exercisable for, or convertible into, as the case may be, shares of CoreComm Holdco common stock in an amount equal to the number of shares that each holder would have received in the merger if it had exercised its warrants or converted its public notes for shares of CoreComm Limited common stock immediately prior to the merger. The outstanding warrants to purchase shares of CoreComm Limited common stock entitle their holders to purchase, in the aggregate, 34,189,734 shares of CoreComm Limited common stock.

     Upon consummation of the merger, each then outstanding CoreComm Limited warrant and public note would become exercisable into, or convertible into, as the case may be, the number of shares of Holdco common stock determined by dividing the 38.9 exchange ratio into the number of shares of CoreComm Limited common stock into which that warrant or public note was exercisable or convertible immediately prior to the merger, at an exercise price equal to 38.9 times the exercise price of that warrant or public note immediately prior to the merger.

     Under the terms of the outstanding 10.75% Unsecured Convertible PIK Note due 2011 which was issued to NTL Incorporated in the principal amount of $15.0 million and the additional notes issued under the terms of that note, a change of control occurs when CoreComm Holdco becomes the beneficial owner of more than 50% of the total voting power of all classes of voting stock of CoreComm Limited. These notes provide for preferential conversion terms for thirty days following NTL's receipt of notice of a change of control. However, in recent letter agreements regarding the conversion feature of these notes, NTL agreed not to exercise its rights to convert these notes into CoreComm Limited common stock until August 5, 2002. Please see the section of the prospectus entitled "Description of Our Indebtedness -- 10.75% Unsecured Convertible PIK Note due 2011."

     We do not believe that the consummation of the exchange offers or the merger will result in a change of control that will materially impact our vendor, customer or other material agreements, nor do we believe that the consummation of the exchange offers or the merger will result in a change of control that will materially impact our ability to maintain regulatory approvals for the conduct of our business. Please refer to the section of the prospectus entitled "-- Regulatory Approvals."

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

  OPTION PLANS

     In December 2001, the CoreComm Limited board of directors, in connection with the Holdco recapitalization, accelerated all outstanding options to acquire shares of CoreComm Limited common stock so that they are all presently fully vested and exercisable. As is permitted under CoreComm Limited's option plans, on or around April 11, 2002 CoreComm Limited sent notices to the holders of its options stating CoreComm Limited's intention to consummate the merger and informing these holders that they have at least 30 days to exercise their options before the options terminate on the date when the merger is consummated. If holders of CoreComm Limited options exercise their options prior to the expiration date, they would have the right to tender their shares in the exchange offer for CoreComm Limited common stock. In the event that these holders exercise their options prior to the date of the merger and fail to tender their shares in the exchange offer, they would, at the time of the merger, have the same rights as other holders of Limited common stock to have their shares of Limited common stock converted into shares of our common stock, at the same exchange ratio.

  REGULATORY APPROVALS

     CoreComm Limited and CoreComm Holdco and/or their various subsidiaries hold federal and state authorizations to provide international and domestic wireline and wireless telecommunications services. Both the FCC and some of the states in which we operate have regulatory regimes that require authorization holders to obtain the approval of the relevant regulatory agency in connection with undergoing changes in ownership or control. CoreComm Limited and CoreComm Holdco do not anticipate any issues related to approvals interfering with the completion of the exchange offers or the merger. Please refer to the section of the prospectus entitled "Risk Factors -- Risk Factors Relating to Our
Business -- Any determination of non-compliance with FCC and state regulations dealing with ownership changes could result in monetary penalties or loss of our telecommunications authorizations."

     Other than the foregoing and the SEC declaring the registration statement on Form S-4 of which this prospectus forms a part effective, CoreComm Holdco does not believe that any additional filings, including any filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, approvals or other actions by or with any governmental authority or administrative or regulatory agency are required with respect to the consummation of the exchange offers or the merger.

  THE MERGER

     Section 253 of the Delaware General Corporation Law would permit the merger to occur without a vote of CoreComm Limited's stockholders if CoreComm Holdco were to acquire at least 90% of the outstanding shares of CoreComm Limited common stock in the exchange offers or otherwise and contribute the shares immediately prior to the merger to a wholly-owned subsidiary of CoreComm Holdco. If, however, CoreComm Holdco does not acquire at least 90% of the then outstanding shares of CoreComm Limited common stock under the exchange offers or otherwise, a vote of CoreComm Limited's stockholders would be required under the Delaware General Corporation Law and a longer period of time would be required to effect the merger. As discussed below, Nasdaq will not transfer CoreComm Limited's listing on the Nasdaq National Market to us unless we acquire at least 90% of the then-outstanding shares of CoreComm Limited common stock.

  TRANSFER OF NASDAQ LISTING

     Nasdaq has informed us that it will treat us as a successor to CoreComm Limited and will transfer CoreComm Limited's listing on the Nasdaq National Market and the symbol "COMM" to us upon us acquiring at least 90% of the outstanding shares of CoreComm Limited common stock in the exchange offers or otherwise, contributing the shares immediately prior to the merger to one of our wholly-owned subsidiaries and consummating the merger. We expect CoreComm Limited's Nasdaq listing to be transferred to us and for CoreComm Holdco common stock to commence, and CoreComm Limited common stock to cease, trading on the Nasdaq National Market on the business day following the date on which the merger is consummated.

  APPRAISAL RIGHTS

     Appraisal is a statutory remedy available to stockholders of corporations that object to mergers and other extraordinary and statutorily specified corporate actions. No appraisal rights are or will be available to holders of outstanding securities in connection with the exchange offers.

     Holders of CoreComm Limited common stock will have the right, under Section 262 of the Delaware General Corporation Law, to dissent and demand appraisal of their shares in connection with any merger of CoreComm Limited with another entity, regardless of whether CoreComm Holdco acquires 90% of all of the outstanding shares of CoreComm Limited common stock.

     Under Section 262, dissenting stockholders who:

     - did not vote in favor of the merger, in the event that a stockholder vote is necessary; and

     - comply with the applicable statutory requirements and procedures may be entitled to receive a judicial determination of the fair value of their shares not tendered nor accepted by us in the exchange offers, exclusive of any element of value arising from the accomplishment or expectation of the merger, and to receive payment of this fair value in cash, together with a fair rate of interest, if any.

  ACCOUNTING TREATMENT

     The parties that obtained shares of CoreComm Holdco common stock in the first phase of the Holdco recapitalization received more than 80% of the outstanding shares of CoreComm Holdco common stock. As a result of this, CoreComm Holdco performed an analysis of the fair value of its net tangible assets as if a purchase business combination occurred.

TERMS OF THE EXCHANGE OFFERS

     CoreComm Holdco is offering to exchange 1/38.9 of a share of CoreComm Holdco common stock for each share of CoreComm Limited common stock, and 9.1047 shares of CoreComm Holdco common stock and $30.00 in cash, net without interest, for each $1,000 in aggregate principal amount of public notes, that are validly tendered and accepted by CoreComm Holdco, on the terms and subject to the conditions described below by 12:00 Midnight, New York City time, on May 21, 2002. The number of shares of CoreComm Holdco common stock issued to each unaffiliated holder of Limited common stock and the number of shares of CoreComm Holdco common stock issued to each unaffiliated holder of public notes will be rounded up to the nearest whole number in each exchange offer. CoreComm Holdco may extend this deadline for any reason, including under those circumstances specified below. These are voluntary exchange offers, which means that holders of outstanding securities may tender all, some or none of their outstanding securities in the exchange offers. All persons holding outstanding securities are eligible to participate in the exchange offers if they validly tender their outstanding securities during the exchange offer period in a jurisdiction where the exchange offers are permitted under the laws of that jurisdiction.

     The exchange offers are open to all holders of outstanding securities who tender their securities in a jurisdiction where the exchange offers are permitted under the laws of that jurisdiction. Therefore, any officer, director or affiliate of CoreComm Limited or CoreComm Holdco who is a holder of outstanding securities may participate in the exchange offers.

     The exchange ratios of 1/38.9, applicable to the exchange offer for shares of Limited common stock, and 9.1047 per $1,000 in aggregate principal amount, applicable to the exchange offer for public notes, will be adjusted proportionately for any stock splits, combinations, stock dividends and the like that occurs prior to the expiration date of the exchange offers, including extensions.

     CoreComm Holdco will accept up to all of (a) the outstanding shares of Limited common stock and (b) the outstanding public notes for exchange, and will issue up to 3,943,248 shares of Holdco common stock in the exchange offers plus additional shares which may be issued (1) as a result of rounding up in the exchange offers and (2) in exchange for shares of CoreComm Limited common stock issued upon conversion of convertible securities that are tendered in the exchange offer. CoreComm Holdco's obligation to complete the exchange offers is subject to important conditions that are described under "-- Conditions for Completion of the Exchange Offers."

     The exchange ratio applicable to the exchange of Limited common stock is based upon the exchange agreement that CoreComm Holdco and CoreComm Limited entered into with (1) holders of a significant portion of CoreComm Limited's debt other than public notes, (2) holders of a significant portion of joint debt of CoreComm Limited and CoreComm Holdco and (3) holders of all of CoreComm Limited's outstanding preferred stock regarding the equity of the recapitalized company. The board of directors and officers of CoreComm Limited represented the interests of the holders of CoreComm Limited common stock in the negotiation process. Under the terms of the exchange agreement, the holders of CoreComm Limited common stock, including holders of warrants to purchase CoreComm Limited common stock, would be entitled to approximately 13% of the restructured company. This percentage was negotiated by CoreComm Limited's board of directors and agreed to by the holders of debt and preferred stock who entered into the exchange agreement. CoreComm Limited's board of directors thought this percentage was fair to the holders of CoreComm Limited common stock because, as of September 2001, the CoreComm Limited common stock was junior in CoreComm Limited's capital structure to securities with an aggregate principal amount or liquidation preference of approximately $786 million and it seemed likely that CoreComm Limited would be valued at less than this amount in a liquidation or bankruptcy scenario which would leave no value for the CoreComm Limited common stock.

     In determining the exchange ratio and the cash consideration applicable to the exchange of public notes, CoreComm Holdco is offering the same ratio and cash consideration that was offered and accepted by the holders of approximately 94% of the outstanding principal amount of the public notes in the first phase of the Holdco recapitalization. The cash consideration that was offered and accepted by those holders represented the October 1, 2001 interest payment that had not been paid at the time of those agreements. Since the October 1, 2001 interest payment was paid on all outstanding public notes on March 28, 2002, other than those held by CoreComm Holdco which waived its right to this payment, the cash consideration component of the exchange offers represents the April 1, 2002 interest payment that has not been paid on the public notes.

     CoreComm Holdco will furnish this prospectus and related documents to brokers, banks and similar persons whose names or the names of whose nominees appear on CoreComm Limited's stockholder list or, if applicable, that are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of shares of Limited common stock and/or public notes.

     The terms and conditions of the exchange offers are set forth in this prospectus, the letters of transmittal and the instructions to the letters of transmittal. Each holder of outstanding securities that tenders outstanding securities in the exchange offers will be agreeing to the terms and conditions of the exchange offers and will be making representations and warranties to, and agreements with, CoreComm Holdco, as described in these documents. We urge you to read these documents carefully before deciding whether to participate in the exchange offers.

FRACTIONAL SHARES

     Instead of issuing any fractional shares of Holdco common stock in the exchange offers we will round up to the nearest whole number the number of shares of Holdco common stock issued to each unaffiliated holder of Limited common stock and the number of shares of Holdco common stock issued to each unaffiliated holder of public notes.

RECOMMENDATION

     Each of CoreComm Holdco and CoreComm Limited recommends that you tender your outstanding securities in the exchange offers so that we can complete the Holdco recapitalization. None of the exchange agent, the information agent or any of their respective officers or directors makes any recommendation as to whether you should tender your outstanding securities in the exchange offers.

ANNOUNCEMENT OF RESULTS

     We expect to announce preliminary results of the exchange offers by press release promptly after the expiration date. However, because of the time required and difficulty involved in determining the number of outstanding securities validly tendered for exchange, CoreComm Holdco expects that the final results will not be determined until some time after the expiration date. We will announce the final results of the exchange offers by press release promptly after the results have been determined.

EXCHANGE OF THE OUTSTANDING SECURITIES

     If all of the conditions of the exchange offers are satisfied or waived, CoreComm Holdco will exchange 1/38.9 of a share of Holdco common stock for each validly tendered share of Limited common stock and 9.1047 shares of Holdco common stock and $30.00 in cash for each $1,000 in aggregate principal amount of validly tendered public notes that were not properly withdrawn before the expiration date, with the number of shares of Holdco common stock issued to each unaffiliated holder of Limited common stock and the number of shares of Holdco common stock issued to each unaffiliated holder of public notes being rounded up to the nearest whole number in each exchange offer. The exchange ratios will be adjusted proportionately for any stock splits, combinations, stock dividends and the like. CoreComm Holdco may, subject to the rules under the Exchange Act, delay accepting or exchanging any outstanding securities in order to comply, in whole or in part, with any applicable law. For a description of CoreComm Holdco's right to delay, terminate or amend the exchange offers, please refer to the section of the prospectus entitled "-- Extension of Tender Period; Termination; Amendment."

     If CoreComm Holdco notifies the exchange agent, either orally or in writing, that it has accepted the tenders of shares of outstanding securities for exchange, the exchange of these outstanding securities will be complete. Promptly following the announcement by CoreComm Holdco of the final results of the exchange offers, the exchange agent will deliver the tendered shares of outstanding securities to CoreComm Holdco. Simultaneously, the exchange agent, as agent for the tendering stockholders, will receive from CoreComm Holdco the shares of Holdco common stock that correspond, based on the exchange ratios, to the number of outstanding securities accepted. The exchange agent then will deliver the shares of Holdco common stock to you either by crediting the shares of Holdco common stock, including fractional shares rounded up to the nearest whole number, to book-entry accounts maintained by CoreComm Holdco's transfer agent for the benefit of the tendering holders, or by physically delivering to you shares, depending on the manner in which you tendered your outstanding securities. In addition, the exchange agent will deliver the cash consideration to the tendering public note holders.

     If any tendered outstanding securities are not exchanged for any reason, these unexchanged or untendered outstanding securities will be returned to the tendering holders.

     As soon as reasonably practicable following the crediting of shares to your respective book-entry accounts, CoreComm Holdco's transfer agent will send you an account statement evidencing your holdings.

     CoreComm Holdco will not pay any interest in connection with the exchange offers, regardless of any delay in making the exchange or crediting or delivering shares.

     No alternative, conditional or contingent tenders will be accepted in the exchange offers. Tendering security holders waive any right to receive notice of the acceptance by CoreComm Holdco of their outstanding securities for exchange.

PROCEDURES FOR TENDERING OUTSTANDING SECURITIES

     To tender your outstanding securities, you must complete the following procedures so that your tender is received by the exchange agent before the expiration date:

     If you have certificates representing shares of Limited common stock, you should send the following documents to the exchange agent by one of the mailing methods described in the yellow letter of transmittal, at the applicable address set forth on the back cover of this prospectus sufficiently in advance of the expiration date for them to be received by the exchange agent before the expiration date:

     - a properly completed and executed yellow letter of transmittal indicating the number of shares of Limited common stock to be tendered, along with any other documents required by the instructions to the yellow letter of transmittal; and

     - the certificates representing the shares of Limited common stock to be tendered.

     If you have certificates representing public notes, you should send the following documents to the exchange agent by one of the mailing methods described in the blue letter of transmittal, at the applicable address set forth on the back cover of this prospectus sufficiently in advance of the expiration date for them to be received by the exchange agent before the expiration date:

     - a properly completed and executed blue letter of transmittal indicating the aggregate principal amount of public notes to be tendered, along with any other documents required by the instructions to the blue letter of transmittal; and

     - the certificates representing the public notes to be tendered.

     In addition, the certificates representing shares of Limited common stock and/or public notes, as applicable, to be tendered must be endorsed or you must enclose an appropriate stock power relating to the delivery of Limited common stock or an instrument of assignment relating to the delivery of public notes, as applicable, if:

     - that certificate is registered in the name of a person other than the signer of a letter of transmittal;

     - delivery of shares of Holdco common stock is to be made to the exchange agent on behalf of a person other than the registered owner of the shares of Limited common stock and/or public notes being tendered; or

     - in the event that the shares of Limited common stock and/or public notes are not accepted for exchange, they are to be delivered to CoreComm Limited's transfer agent on behalf of a person other than the registered owner.

     The signature on the letter of transmittal must be guaranteed by an eligible institution unless the shares of Limited common stock and/or public notes, as applicable, tendered under the letters of transmittal are tendered in one of the following ways:

     - by the registered holder of the shares of Limited common stock or public notes tendered if the holder has not requested special issuance as described in "Special Issuance Instructions" of the instructions to the letter of transmittal; or

     - for the account of an eligible institution.

     An eligible institution is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or a correspondent in the United States. Most banks and financial institutions are eligible institutions.

     If the certificate representing your shares of Limited common stock or public notes has been lost, destroyed, mutilated or stolen, please refer to the section of the prospectus entitled "-- Lost, Destroyed, Mutilated or Stolen Certificates" for information regarding special procedures that must be followed.

     The exchange agent's address is set forth on the back cover of this prospectus.

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

BOOK-ENTRY TRANSFER

     If you hold your shares of Limited common stock and/or public notes, as applicable, through a broker, you should follow the instructions sent to you separately by your broker. You should not use the letters of transmittal to direct the tender of your shares of Limited common stock or public notes, as applicable. Your broker must notify The Depository Trust Company and cause it to transfer the shares or notes, as applicable, into the exchange agent's account in accordance with The Depository Trust Company's procedures. The broker must also ensure that the exchange agent receives an agent's message from The Depository Trust Company confirming the book-entry transfer of your shares of Limited common stock or public notes, as applicable. An agent's message is a message, transmitted by The Depository Trust Company and received by the exchange agent, that forms a part of a book-entry confirmation, which states that The Depository Trust Company has received an express acknowledgment from the participant in The Depository Trust Company tendering the shares or notes, as applicable, that the participant has received and agrees to be bound by the terms of the letter of transmittal and the instructions to the letters of transmittal.

     If you are an institution that is a participant in The Depository Trust Company's book-entry transfer facility, you should follow the same procedures that are applicable to persons holding shares or notes, as applicable, through a broker as described in the immediately preceding paragraph.

     Trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity who sign a letter of transmittal, notice of guaranteed delivery, certificates representing shares of Limited common stock and/or public notes to be tendered or stock powers or other instruments of assignment must indicate the capacity in which they are signing, and must submit evidence, which is current as of a date within 180 days before the date that the applicable letters of transmittal is delivered to the exchange agent, of their power to act in that capacity, unless this requirement is waived by CoreComm Holdco.

     If you validly tender your shares of Limited common stock and/or public notes and they are accepted by CoreComm Holdco, there will be a binding agreement between you and CoreComm Holdco on the terms and subject to the conditions set forth in this prospectus and in the applicable letter of transmittal and the instructions to the applicable letter of transmittal. A person who tenders shares of Limited common stock and/or public notes for their own account violates U.S. federal securities laws unless the person owns:

     - those shares of Limited common stock and/or public notes;

     - other securities convertible into or exchangeable for those shares of Limited common stock and/or public notes and intends to acquire shares of Limited common stock and/or public notes for tender by conversion or exchange of those securities; or

     - an option, warrant or right to purchase those shares of Limited common stock and/or public notes and intends to acquire shares of Limited common stock and/or public notes for tender by exercise of that option, warrant or right.

     U.S. federal securities laws provide a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.

     Do not send letters of transmittal, certificates representing shares of Limited common stock and/or public notes or other exchange offer documents to CoreComm Holdco, CoreComm Limited or the information agent. These materials must be submitted to the exchange agent at the address set forth on the back cover of this prospectus as described above and in the instructions to the applicable letter of transmittal in order for you to participate in the exchange offers.

     It is up to you to decide how to deliver your shares of Limited common stock and/or public notes, as applicable, and all other required documents to the exchange agent. It is your responsibility to ensure that all necessary materials are received by the exchange agent before the expiration date. If the exchange agent does not receive all of the materials required by this section at one of the addresses set forth on the back cover of this prospectus before the expiration date, your shares of Limited common stock and/or public notes, as applicable, will not be validly tendered in the exchange offers.

CORECOMM HOLDCO'S INTERPRETATIONS ARE BINDING

     CoreComm Holdco will determine, in its sole and absolute discretion, all questions as to the form of documents, including notices of withdrawal, and the validity, form, eligibility, including time of receipt, and acceptance for exchange of any tender of outstanding securities in the exchange offers. This determination will be final and binding on all tendering security holders.

     CoreComm Holdco reserves the absolute right to:

     - determine whether a tendering security holder is eligible;

     - reject any and all tenders of any outstanding securities not validly tendered or the acceptance of which, in the opinion of CoreComm Holdco's counsel, may be unlawful;

     - waive any defects or irregularities in the tender of any outstanding security or any conditions of the exchange offers either before or after the expiration date; and

     - request any additional information from any record or beneficial owner of outstanding securities that CoreComm Holdco deems necessary or appropriate.

     None of CoreComm Holdco, CoreComm Limited, the information agent, the exchange agent or any other person will be under any duty to notify tendering security holders of any defect or irregularity in tenders or notices of withdrawal or incur any liability for failure to give this notification. It is your responsibility to ensure that your outstanding securities are validly tendered in accordance with the procedures described in this prospectus and the related documents before the expiration date.

LOST, DESTROYED, MUTILATED OR STOLEN CERTIFICATES

     If any certificate representing your shares of Limited common stock or public notes, as applicable, has been lost, destroyed, mutilated or stolen and you wish to tender your shares or notes represented by that certificate, please complete Box A of the accompanying applicable letter of transmittal. If this occurs, CoreComm Limited or CoreComm Holdco may require a bond as indemnity against any claim that may be made with respect to the certificate alleged to have been lost, destroyed, mutilated or stolen.

GUARANTEED DELIVERY PROCEDURES

     If you wish to tender your outstanding securities but the shares of Limited common stock and/or public notes, as applicable, are not immediately available, or time will not permit the shares or notes or other required documentation to reach the exchange agent before the expiration date, you may still tender your outstanding securities if:

     - the tender is made through an eligible institution;

     - the exchange agent receives from the eligible institution before the expiration date, a properly completed and duly executed notice of guaranteed delivery, substantially in the form provided by CoreComm Holdco; and

     - the exchange agent receives the certificates representing all physically tendered shares of Limited common stock and/or public notes, as applicable, in proper form for transfer and a properly completed applicable letter of transmittal, or a facsimile of the applicable letter of transmittal and all other documents required by the applicable letter of transmittal and the instructions to the applicable letter of transmittal, within three Nasdaq National Market trading days after the date of execution of the notice of guaranteed delivery.

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

     You may deliver the notice of guaranteed delivery by hand, facsimile transmission or mail to the exchange agent at the applicable address set forth on the back cover of this prospectus and you must include a guarantee by an eligible institution in the form set forth in the notice of guaranteed delivery.

WITHDRAWAL RIGHTS

     You may withdraw tenders of shares of outstanding securities at any time before the expiration date, and, unless CoreComm Holdco has accepted your tender as provided in this prospectus and the accompanying documents, after the expiration of 40 business days from the commencement of the exchange offers. If CoreComm Holdco:

     - delays its acceptance of the shares of Limited common stock or public notes, as applicable, for exchange;

     - extends the exchange offers; or

     - is unable to accept the shares of Limited common stock or public notes, as applicable, for exchange under the exchange offers for any reason,

then, without prejudice to CoreComm Holdco's rights under the exchange offers, the exchange agent may, on behalf of CoreComm Holdco, retain any outstanding securities tendered, and these outstanding securities may not be withdrawn, except as otherwise provided in this prospectus and the accompanying documents, subject to provisions under the Exchange Act that provide that an issuer making an exchange offer shall either pay the consideration offered or return tendered securities promptly after the termination or withdrawal of the exchange offers.

     For a withdrawal to be effective, a written notice of withdrawal must be received by the exchange agent at one of its addresses set forth on the back cover of this prospectus. The notice of withdrawal must:

     - specify the name of the person having tendered the shares of Limited common stock and/or public notes, as applicable, to be withdrawn;

     - identify the number of the shares of Limited common stock and/or public notes, as applicable, to be withdrawn; and

     - specify the name in which certificates representing the shares of Limited common stock and/or public notes, as applicable, are registered, if different from that of the withdrawing holder.

     If certificates representing the shares of Limited common stock or public notes, as applicable, have been delivered or otherwise identified to the exchange agent, then, before the release of these certificates, the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn.

     If the outstanding securities have been tendered under the procedures for book-entry transfer, any notice of withdrawal must specify the name and number of the account at The Depository Trust Company to be credited with the withdrawn outstanding securities and otherwise comply with the procedures of The Depositary Trust Company.

     Any outstanding securities withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offers. Properly withdrawn outstanding securities may be retendered by following one of the procedures described under "-- Procedures for Tendering Outstanding Securities" at any time on or before the expiration date.

     If you withdraw your tender of any outstanding securities, these shares of Limited common stock and/or public notes, as applicable, will be returned to you either by crediting a book-entry account maintained by the Exchange Agent or by delivering to you physical certificates, depending on the form in which you tendered.

     Except as otherwise provided above, any tender of outstanding securities made under the exchange offers is irrevocable. No alternative, conditional or contingent tenders will be accepted in the exchange offers.

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

EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT

     CoreComm Holdco expressly reserves the right, in its sole and absolute discretion, for any reason, including the non-satisfaction of any of the conditions for completion set forth below, at any time and from time to time, to extend the period of time during which the exchange offers are open or to amend the exchange offers in any respect, including changing the exchange ratios. CoreComm Holdco also expressly reserves the right to extend the period of time during which the exchange offers are open in the event either or both of the exchange offers is undersubscribed -- that is, fewer than all of the outstanding securities are tendered. In any of these cases, CoreComm Holdco will make a public announcement of the extension or amendment.

     If CoreComm Holdco materially changes the terms of, or information concerning, the exchange offers, CoreComm Holdco will extend the exchange offers. Depending on the substance and nature of the change, CoreComm Holdco will extend the offers for at least five to 10 business days following the announcement if the exchange offers would have otherwise expired within those five to 10 business days.

     If any condition for completion of the exchange offers described below is not satisfied, CoreComm Holdco reserves the right to choose to delay acceptance for exchange of any outstanding securities or to terminate the exchange offers and not accept for exchange any outstanding securities. For more information, please refer to the section of the prospectus entitled "-- Consequences of Unsatisfied Conditions."

     If CoreComm Holdco extends the exchange offers, is delayed in accepting any outstanding securities or is unable to accept for exchange any outstanding securities under the exchange offers for any reason, then, without affecting CoreComm Holdco's rights under the exchange offers, the exchange agent may, on behalf of CoreComm Holdco, retain all outstanding securities tendered. These outstanding securities may not be withdrawn except as provided under "-- Withdrawal Rights."

     CoreComm Holdco's reservation of the right to delay acceptance of any outstanding security is subject to applicable law, which requires that CoreComm Holdco pay the consideration offered or return the outstanding securities deposited promptly after the termination or withdrawal of the exchange offers.

     CoreComm Holdco will issue a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day following any extension, amendment, non-acceptance or termination of the previously scheduled expiration date.

CONDITIONS FOR COMPLETION OF THE EXCHANGE OFFERS

     CoreComm Holdco will not be obligated to complete the exchange offer relating to CoreComm Limited common stock unless at least 90% of the outstanding shares of CoreComm Limited common stock are validly tendered and not withdrawn and all of the other conditions to the exchange offers described below have been satisfied. This minimum condition does not apply to the exchange offer relating to the public notes.

     Even if the minimum condition is satisfied, before the expiration date CoreComm Holdco may choose not to accept outstanding securities for exchange and not to complete the exchange offers if:

     - CoreComm Holdco or CoreComm Limited does not receive or obtain any consent, authorization, approval or exemption of or from any governmental authority that may be advisable in connection with the completion of the exchange offers;

     - the registration statement on Form S-4 of which this prospectus forms a part has not been declared effective under the Securities Act of 1933, as amended, or is the subject of any stop order or proceeding seeking a stop order;

     - any action, proceeding or litigation seeking to enjoin, make illegal or delay completion of the exchange offers or otherwise relating in any manner to the exchange offers is or has been threatened or instituted or is pending;

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

     - any order, stay, judgment or decree is issued by any court, government, governmental authority or other regulatory or administrative authority and is in effect, or any statute, rule, regulation, governmental order or injunction shall have been proposed, enacted, enforced or deemed applicable to the exchange offers, any of which would or might restrain, prohibit or delay completion of the exchange offers or impair the contemplated benefits of the exchange offers to CoreComm Holdco or CoreComm Limited;

     - any of the following occurs and the adverse effect of which shall, in the judgment of CoreComm Holdco, be continuing:

      - any general suspension of trading in, or limitation on prices for, securities on any national securities exchange, automated inter-dealer quotation system or in the over-the-counter market in the United States;

      - a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States;

      - any limitation, whether or not mandatory, by any governmental authority on, or any other event that would reasonably be expected to materially adversely affect, the extension of credit by banks or other lending institutions;

      - a commencement of a war or other national or international calamity, directly or indirectly, involving the United States, which would reasonably be expected to affect materially and adversely, or to delay materially, the completion of the exchange offers;

      - if any of the situations described above existed at the time of commencement of the exchange offers and CoreComm Holdco determines that the situation has deteriorated materially subsequent to the time of commencement; or

     - any tender or exchange offer, other than the exchange offers by CoreComm Holdco, with respect to some or all of the outstanding public notes, Limited common stock or Holdco common stock, or any merger, acquisition or other business combination proposal involving CoreComm Holdco or CoreComm Limited or a substantial portion of their respective assets, shall have been proposed, announced or made by any person or entity;

the occurrence of which event, in the judgment of CoreComm Holdco, in any case and regardless of the circumstances, makes it inadvisable to proceed with the exchange offers or with the acceptance of outstanding securities tendered for exchange.

     As of May 10, 2002, approximately 98 million shares of CoreComm Limited common stock, representing approximately 70% of the outstanding shares, were tendered and not withdrawn. In the event that, shortly before the expiration of the exchange offer for shares of CoreComm Limited common stock, the minimum condition has not been met because less than 90% of the outstanding shares of CoreComm Limited common stock are tendered, we intend to convert the convertible debt and convertible preferred securities of CoreComm Limited we currently own into shares of CoreComm Limited common stock, and then tender these shares into the exchange offer. In an amendment to an exchange agreement between CoreComm Limited and CoreComm Holdco, CoreComm Limited and CoreComm Holdco agreed that all shares of CoreComm Holdco common stock issued to CoreComm Holdco in the exchange offer for shares of CoreComm Limited common stock will be cancelled following the closing of the exchange offer, and therefore will have no effect on any of the holders of CoreComm Limited or CoreComm Holdco common stock.

     CoreComm Holdco owns the following securities, which are convertible into CoreComm Limited common stock: (1) 250,000 shares of Series B Senior Convertible Exchangeable Preferred Stock, which currently has a conversion price of $5.29 as determined under the CoreComm Limited charter; (2) approximately 51,000 shares of 8.5% Senior Convertible Preferred Stock, Series A, which currently has a conversion price of $1.17 per share as determined under the CoreComm Limited charter; and (3) $160 million in principal amount of public notes, which currently has a conversion price of $27.39 per share.

     In order to induce conversion of the public notes into shares of CoreComm Limited common stock and to facilitate completion of the short form merger of a wholly-owned subsidiary of CoreComm Holdco into CoreComm Limited, CoreComm Limited may reduce the conversion price of the public notes from $27.39, as permitted by the current indenture governing the public notes. Any decrease in the conversion price would increase the number of shares of CoreComm Limited common stock into which the public notes are convertible. For example, if the conversion price were lowered to $0.75, the total principal amount outstanding of $164.75 million would be convertible into approximately 219.7 million shares of CoreComm Limited common stock. In the event that the conversion price of the public notes is reduced, notice will be provided to the holders of public notes as provided in the indenture governing the public notes and the exchange offer for the public notes will be extended for five business days from the date the conversion price is reduced. We do not intend, however, to extend the exchange offer for shares of CoreComm Limited common stock.

     CoreComm Holdco currently owns approximately $105.7 million principal amount of CoreComm Limited's Senior Unsecured Notes due September 29, 2003. Interest on these notes is payable in shares of CoreComm Limited common stock. In the event that, shortly before the expiration of the exchange offer for shares of CoreComm Limited common stock, less than 90% of the outstanding shares of CoreComm Limited common stock are tendered, we intend to require CoreComm Limited to issue the unpaid interest payment that was due to us on April 1, 2002 in shares of CoreComm Limited common stock, and we will then tender those shares into the exchange offer.

     In an amendment to an exchange agreement between CoreComm Limited and CoreComm Holdco, CoreComm Limited and CoreComm Holdco agreed that all shares of CoreComm Holdco common stock issued to CoreComm Holdco in the exchange offer for shares of CoreComm Limited common stock will be cancelled following the merger, and therefore will have no effect on any of the holders of CoreComm Limited or CoreComm Holdco common stock.

CONSEQUENCES OF UNSATISFIED CONDITIONS

     If any condition to the exchange offers is not satisfied, subject to applicable rules and regulations, CoreComm Holdco may, in its sole and absolute discretion:

     - terminate one or both of the exchange offers and promptly return all outstanding securities tendered in a terminated exchange offer to tendering security holders, except in the case of a failure to achieve the minimum condition, which only applies to the exchange offer for Limited common stock;

     - delay acceptance for exchange of any outstanding security, extend one or both of the exchange offers, and, subject to the withdrawal rights described under "-- Withdrawal Rights," retain all tendered outstanding securities until the expiration date;

     - amend the terms and conditions of one or both of the exchange offers; or

     - waive the unsatisfied condition and, subject to any requirement to extend the period of time during which one or both of the exchange offers are open, complete one or both of the exchange offers.

     These conditions are for the sole and exclusive benefit of CoreComm Holdco. CoreComm Holdco may assert these conditions with respect to one or both of the exchange offers regardless of the circumstances giving rise to the conditions. CoreComm Holdco may waive any condition, in whole or in part at any time prior to the expiration date in its sole and absolute discretion, subject to applicable rules and regulations. CoreComm Holdco's failure to exercise its rights under any of the conditions described above does not represent a waiver of these rights. Each right is an ongoing right which may be asserted at any time prior to the expiration date. Any determination by CoreComm Holdco concerning the conditions described above will be final and binding upon all parties.

     If a stop order issued by the SEC is in effect at any time after the commencement of the exchange offers with respect to the registration statement of which this prospectus is a part, CoreComm Holdco will not accept any outstanding securities tendered and will not exchange shares of Holdco common stock for any outstanding securities during the period in which a stop order is in effect.

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

LEGAL LIMITATION

     This prospectus is not an offer to sell, and is not soliciting any offer to buy, any Holdco common stock in any jurisdiction in which the offer or sale is not permitted. If CoreComm Holdco learns of any jurisdiction in the United States where making the exchange offers or its acceptance would not be permitted, CoreComm Holdco intends to make a good faith effort to comply with the relevant law of that jurisdiction. If, after a good faith effort, CoreComm Holdco cannot comply with that law, CoreComm Holdco will determine whether the exchange offers will be made to, and whether tenders will be accepted from or on behalf of, persons that are holders of outstanding securities residing in the jurisdiction.

FEES AND EXPENSES

     CoreComm Holdco will not pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of outstanding securities under the exchange offers. CoreComm Holdco will, out of its available cash on hand, reimburse brokers, dealers, commercial banks and trust companies, upon request made within a reasonable period of time, for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

INFORMATION AGENT, EXCHANGE AGENT AND DEPOSITARY

     CoreComm Holdco has retained D.F. King & Co., Inc. to act as the information agent and Continental Stock Transfer & Trust Company to act as the exchange agent and depositary in connection with the exchange offers. Continental Stock Transfer & Trust Company currently serves as the transfer agent for each of CoreComm Limited and CoreComm Holdco and as the rights agent under the rights agreement entered into with each of CoreComm Limited and CoreComm Holdco and has served as the escrow agent under escrow agreements in connection with the first phase of the Holdco recapitalization.

     The information agent may contact holders of outstanding securities by mail, telephone, facsimile transmission and personal interviews and may request brokers, dealers and other nominee stockholders to forward materials relating to the exchange offers to beneficial owners. The information agent and the exchange agent each will receive reasonable compensation for their respective services, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against liabilities in connection with their services.

     Neither the information agent nor the exchange agent has been retained to make solicitations or recommendations. The fees they receive will not be based on the number of outstanding securities tendered under the exchange offers; however, the exchange agent will be compensated in part on the basis of the number of letters of transmittal received and the number of account statements distributed.


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